Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

between

TREEHOUSE FOODS, INC.

and

WHITECASTLE INVESTMENTS LIMITED,

on behalf of itself and as Sellers’ Agent,

and

THE OTHER SHAREHOLDERS OF PFF CAPITAL GROUP INC.,

and

PFF CAPITAL GROUP INC.

Dated as of April 18, 2014

( i )

( ii )

( iii )

( iv )

SCHEDULES

Schedule A	–	Purchased Stock Ownership
Schedule B	–	Option Loan Amounts
Schedule 1.1	–	Permitted Liens
Schedule 1.2	–	Pro Rata Share
Schedule 1.3	–	Retained Indebtedness
Schedule 2.4	–	Non-Competition, Non-Solicitation and Confidentiality Agreements
Schedule 2.4(ii)	–	Resigning Directors and Officers
Schedule 2.5(vii)	–	Required Consents
Schedule 2.5(xii)	–	Contracts to be Terminated
Schedule 2.5(xiv	–	Option Agreements to be Extended
Schedule 2.6(a)	–	Working Capital Indicative Calculation
Schedule 3	–	Disclosure Schedules
Schedule 4	–	Exceptions to Representations and Warranties of the Sellers
Schedule 5	–	Exceptions to Representations and Warranties of the Purchaser
Schedule 6.1	–	Exceptions to Restrictions
Schedule 6.7	–	Capex Budget

EXHIBITS

Exhibit A	–	Form of Escrow Agreement
Exhibit B	–	Director and Officer Release by Purchaser, the Company and the Company’s Subsidiaries
Exhibit C	–	Form of Non-Competition, Non-Solicitation and Confidentiality Agreement
Exhibit D	–	Form of Release by Director and Officers
Exhibit E	–	Form of Release by Sellers
Exhibit F	–	Form of Residency Certificate
Exhibit G	–	Form of Option Cancellation Agreement

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT dated as of this 18th day of April, 2014 by and among (i) TreeHouse Foods, Inc., a Delaware corporation (the “Purchaser”), (ii) the shareholders of the Company (the “Shareholders”) set forth on the signature pages hereto (collectively, the “Sellers”), (iii) Whitecastle Investments Limited, an Ontario corporation (“Whitecastle”), on behalf of itself and as agent for the Sellers, as described in Section 13.16 (the “Sellers’ Agent”), and (iv) PFF Capital Group Inc., an Ontario corporation (the “Company”). The Purchaser, the Sellers, the Sellers’ Agent and the Company are sometimes referred to in this Agreement, individually, as a “party” and, collectively, as the “parties”.

R E C I T A L S:

WHEREAS, as of the date hereof, the Shareholders own all issued and outstanding shares of the Company (the “Issued Stock”) and certain Options to acquire shares of the Company (the “Option Stock”), all as set forth on Schedule A hereto;

WHEREAS, immediately prior to Closing, the Sellers who hold Options (the “Seller Option Holders”) will exercise their Options pursuant to Section 2.10 for Option Stock;

WHEREAS, all of the holders of Options who are not Sellers (the “Non-Seller Option Holders”) will agree with the Company that their Options will be cancelled immediately prior to Closing in consideration for (i) a non-interest bearing promissory note (the “Non-Seller Option Notes”) from the Company with a principal amount equal to the in-the-money value of such Options less any applicable Option Withholding, and (ii) the payment by the Company or the applicable Company Subsidiary of the Option Withholding (together with the Non-Seller Option Notes, the “Option Cancellation Consideration”) pursuant to the Option Cancellation Agreements;

WHEREAS, on the Closing Date, the Sellers wish to sell and the Purchaser wishes to purchase the Issued Stock and the Option Stock (collectively, the “Purchased Stock”); and

WHEREAS, the Sellers are hereby appointing Whitecastle (such entity or its successor named in accordance with Section 13.16 being referred to herein as the Sellers’ Agent) to act on their behalf with respect to certain matters contemplated herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as hereinafter set forth:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

As used in this Agreement, the following terms have the meanings ascribed thereto below.

“Acquisition Transaction” means any merger, consolidation, or other business combination involving the Company and/or any of the Company’s Subsidiaries or the acquisition of all or any amount of the assets (other than the acquisition of assets or sale of goods in the Ordinary Course) or the equity interests of the Company and/or any of the Company’s Subsidiaries other than as permitted or contemplated by this Agreement;

“Adjustment Report” has the meaning set forth in Section 2.6(d);

“Affiliates” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through ownership of securities or other partnership or ownership interests, as trustee, personal representative or executive or by Contract or otherwise) provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

“Agent Indemnified Party” has the meaning set forth in Section 13.16(c);

“Agreement” means this Stock Purchase Agreement, the Disclosure Schedules and all other Schedules and Exhibits attached to this Agreement and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and unless otherwise indicated, references to Sections, Articles or Exhibits are sections, articles or exhibits, as applicable, in this Agreement;

“Base Purchase Price” has the meaning set forth in Section 2.2(a)(i);

“Benefit Plans” has the meaning set forth in Section 3.15(a);

“Business” means the manufacture, development, sale or distribution of soups, broths, sauces, gravy, or any other products currently or previously manufactured, developed sold or distributed by the Company or any of the Company’s Subsidiaries;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada or in the City of Chicago, Illinois;

“Canadian Statutory Plans” means Canadian federal or provincial statutory benefit plans which the Company or the Company’s Subsidiaries are required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Closing” means the closing of the transactions contemplated by this Agreement;

“Closing Date” means the day which is seven (7) Business Days after the day on which the conditions set forth in Article 9 and Article 10 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at the Closing), or at such other date as the Purchaser and the Sellers’ Agent shall mutually agree;

“Closing Date Balance Sheet” has the meaning set forth in Section 2.6(a);

“Closing Date Capex” means the actual aggregate amount of capital expenditures (whether funded with cash or capital leases) incurred by the Company or the Company’s Subsidiaries between December 29, 2013 and the day immediately prior to the Closing Date (pro rated for any partial period if the Closing Date is not the last day of a period set forth on Schedule 6.7); provided that (i) Closing Date Capex shall only include the amount of a capital expenditure to the extent that it relates to an item set forth on Schedule 6.7 (regardless of whether such capital expenditure was incurred in a different period than the period specified in Schedule 6.7), and (ii) Closing Date Capex (in the aggregate) cannot exceed one hundred and ten percent (110%) of the Target Capex;

“Closing Date Cash” has the meaning set forth in Section 2.2(a)(iv);

“Closing Date Working Capital” has the meaning set out in Section 2.6(a);

“Closing Date Working Capital Statement” has the meaning set forth in Section 2.6(a);

“Closing Income Taxes” means any accrued and unpaid income Taxes of the Company and the Company’s Subsidiaries as of the Closing Date (determined without regard to any right to Tax refunds or overpayment of Taxes).

“Closing Indebtedness” means, on a consolidated basis, as of immediately prior to the Closing and without duplication of amounts: (i) all outstanding payment obligations of the Company and the Company’s Subsidiaries for borrowed money (including the principal amount thereof or, if applicable, the accreted amount thereof, the accrued and unpaid interest thereon and, if applicable, any prepayment penalties or similar fees thereof), whether or not evidenced by bonds, debentures, notes or other similar instruments; (ii) all outstanding payment obligations of the Company and the Company’s Subsidiaries with respect to guaranties, endorsements, assumptions and other contingent obligations in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others; (iii) all outstanding payment obligations of the Company and the Company’s Subsidiaries, determined in accordance with generally accepted accounting principles, consistently applied, under capital leases, other than those capital leases included in the Retained Indebtedness; (iv) all outstanding payment obligations of the Company and the Company’s Subsidiaries for deferred purchase price pursuant to any acquisition or similar agreement, including earnouts, payments under non-compete agreements and notes payable; but excluding trade accounts payable and other current liabilities arising in the Ordinary Course, in each case, to the extent included in Working Capital (other than the current portion of indebtedness for borrowed money); and (v) all outstanding payment obligations of the Company and the Company’s Subsidiaries in respect of amounts drawn upon or funded under letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company and the Company’s Subsidiaries. In no event, however, shall the Closing Indebtedness include or take into account (i) any indebtedness arranged by the Purchaser or any of its Affiliates, (ii) any amounts owing under an operating lease, (iii) any amounts subject to uncalled letters of credit that have not been drawn upon or funded and that are only payable in the event of non-performance of the underlying obligation, (iv) any Retained Indebtedness, (v) any of the components of Working Capital, Closing Income Taxes, the Transaction Expenses, or the Transaction Employment Taxes or any Option Withholding, and (vi) any reduction in the amount of Closing Indebtedness as a result of the Option Loan;

“Code” means the United States Internal Revenue Code of 1986, as amended, and includes the regulations promulgated thereunder;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his behalf;

“Company Books and Records” means all books, records, files, instruments, papers or data of the Company and the Company’s Subsidiaries, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Permits, customer lists, computer files and programs, operating data and plans and environmental reports, studies and plans;

“Company” has the meaning set forth in the Preamble;

“Company Fundamental Reps” has the meaning set forth in Section 11.1;

“Company’s Subsidiaries” means, collectively, Protenergy and Protenergy US and “Subsidiary” means any one of them;

“Competition Act” means the Competition Act (Canada), as amended, and includes the regulations promulgated thereunder;

“Competition Act Clearance” means (a) the issuance to Purchaser of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that it would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (b) both of (i) the waiting period, including any extension thereof, under Section 123 of the Competition Act has expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) Purchaser has received a letter from the Commissioner of Competition indicating that he does not, as of the date of the letter, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Confidentiality Agreement” has the meaning set forth in Section 8.5;

“Contract” means any agreement, arrangement, understanding, commitment, instrument, lease, license, mortgage, indenture, note, debenture, credit agreement, security agreement or other contract, whether or not in writing;

“Crown” means the Canadian federal crown and/or any Canadian provincial crown, as applicable;

“Current Representation” has the meaning set forth in Section 13.18;

“Deductible” has the meaning set forth in Section 11.3(ii);

“Directors and Officers” has the meaning set forth in Section 7.3(c);

“Disclosure Schedules” means the disclosure schedule of the Company and the Company’s Subsidiaries attached to this Agreement including all Exhibits thereto;

“Dispute Notice” has the meaning set forth in Section 2.6(c);

“Dispute Period” has the meaning set forth in Section 11.6(c);

“Draft Closing Date Balance Sheet” has the meaning set forth in Section 2.6(a);

“Draft Closing Date Working Capital Statement” has the meaning set forth in Section 2.6(a);

“Draft Closing Statements” has the meaning set forth in Section 2.6(a);

“Environmental Laws” means any and all (i) federal, provincial, state, municipal or local statutes, regulations, orders, decrees, by-laws, agreements or ordinances or the common law relating to pollution or protection of the environment, natural resources, public health or safety, including those relating to emissions, discharges or releases of Hazardous Materials, (ii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law or which establish the interpretative position of the Law by such Governmental Authority, in each case binding on or affecting the Person referred to in the context in which such word is used, and (iii) civil or tort responsibility for acts or omissions with respect to the environment, and all Environmental Permits issued or required to be issued pursuant to Environmental Laws;

“Environmental Permit” has the meaning set forth in Section 3.20;

“ERISA” has the meaning set forth in Section 3.15(a);

“ERISA Affiliate” of an entity means a corporation, trade, business, or entity under common control with such entity, within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA;

“Escrow Agent” has the meaning set forth in Section 2.3(i);

“Escrow Agreement” has the meaning set forth in Section 2.3(i);

“Estimated Capex” has the meaning set forth in Section 2.2(b);

“Estimated Closing Date Working Capital” has the meaning set forth in Section 2.2(b);

“Estimated Closing Income Taxes” has the meaning set forth in Section 2.2(b);

“Estimated Purchase Price” has the meaning set forth in Section 2.2(b);

“Estimated Retained Indebtedness Amount” is defined in Section 2.2(b).

“Exhibits” means the exhibits to this Agreement;

“Financial Statements” has the meaning set forth in Section 3.7(a);

“Flow-Thru Entity” means (a) (i) any entity, plan or arrangement that is treated for income Tax purposes as a partnership within the meaning of Section 761 and 7701(a)(2) of the Code, (ii) a “controlled foreign corporation” within the meaning of Code Section 957, or (iii) a “passive foreign investment corporation” within the meaning of Code Section 1297 or (b) any entity with respect to which a holder of a (direct or indirect) equity interest in the entity is (or could be) subject to Tax under the Code (or other applicable Laws relating to Taxes) on the earnings, income, assets or activities of the entity whether or not distributed. Notwithstanding the foregoing, no Subsidiary shall constitute a Flow-Thru Entity as a result of the application of clause (b);

“Foodswing APA” means the asset purchase agreement between Protenergy US, Foodswing, Inc. and Doofoot LLC dated August 31, 2011;

“generally accepted accounting principles” has the meaning set forth in Section 1.3;

“Governmental Authority” means any federal, national, supranational, state, provincial, municipal or local or any other governmental or public department, any court, tribunal, arbitrator, authority, agency, bureau, commission, board, official, any Canadian minister or the Crown or foreign equivalent or any non-governmental self-regulatory agency or other instrumentality of any government that, in each case, has jurisdiction over the matter in question;

“Hazardous Materials” means any material or waste or other substance that is listed or prohibited, regulated, designated or classified as or otherwise determined to be dangerous, hazardous, radioactive, explosive or toxic or a “pollutant”, “contaminant”, “deleterious substance”, “toxic substance”, “hazardous substance” or “hazardous waste” pursuant to any Environmental Law, including petroleum and any byproduct or derivative thereof;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Act Clearance” means expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions;

“Indemnified Party” has the meaning set forth in Section 11.6(a);

“Indemnified Taxes” means any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee or otherwise by operation of Law, or jointly and/or severally, pursuant to a Contract entered into (or assumed) by the Company or any of the Company’s Subsidiaries on or prior to Closing, in connection with filing a Tax Return, an adjustment by any Governmental Authority, or for any other reason and whether disputed or not) and without duplication:

(i)	all Taxes of the Company or any of the Company’s Subsidiaries (other than Transfer Taxes (which are governed by (iv)), Option Withholding (which is covered by (v)), and Transaction Employment Taxes (which are governed by (vi)) for any Sellers’ Tax Period;

(ii)	all Taxes for which the Company or any of the Company’s Subsidiaries is liable as a result of being a member of (or leaving) an affiliated, consolidated, combined, or unitary Tax group on or before the Closing Date;

(iii)	all Taxes resulting from (a) a breach of any Tax Reps (in each case construed as if they were not qualified by “knowledge”, “material”, “materially”, “Material Adverse Effect” or similar language), subject however to the last sentence of Section 3.17, (b) a breach of a covenant or other agreement of the Sellers or the Sellers’ Agent contained in this Agreement (including Section 6.1 or Section 8.3), or (c) a breach of a covenant or other agreement of the Company or any of the Company’s Subsidiaries contained in this Agreement that is to be performed prior to the Closing Date (including Section 6.1 or Section 8.3);

(iv)	the Sellers’ allocable share of all Transfer Taxes as determined under Section 8.3(k);

(v)	any Option Withholding;

(vi)	all Transaction Employment Taxes; and

(vii)	all Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that (a) was reflected in the Closing Date Working Capital Statement, as finally determined, or (b) gave rise to a payment to, or for the benefit of the Sellers, under Section 8.3(h);

Indemnified Taxes shall not include (A) any Taxes to the extent included as a liability in the computation of either the Closing Date Working Capital or the Closing Income Taxes, each as finally determined, (B) any Taxes resulting from the Company’s or a Company’s Subsidiary’s failure to timely remit after the Closing any Transaction Employment Taxes included in the computation of the Estimated Purchase Price, (C) any Taxes resulting from the Company’s or a Company’s Subsidiary’s failure to timely remit after the Closing any Option Withholding, (D) any Taxes resulting from the Purchaser’s breach of the covenant in the second sentence of Section 8.3(c), (E) unless caused by a breach of Section 8.3(f) by any Seller, any Taxes resulting from the failure of the Purchaser to, or to cause the Company or a Company Subsidiary, as the case may be, to timely pay any Taxes that are due after the Closing Date and are shown as payable on any Seller Tax Return (which was timely delivered to the Purchaser in accordance with this Section 8.3(b)) or any Purchaser Tax Return and, in each case, that the Sellers’ Agent or Independent Accountant approved under Section 8.3 no later than five (5) days prior to the due date of such Purchaser Tax Return or Seller Tax Return, as the case may be, or (F) any Taxes resulting from any election made by the Purchaser under Code Section 338(g);

“Indemnified Taxes Indemnity” has the meaning set forth in Section 11.2(iv);

“Indemnifying Party” has the meaning set forth in Section 11.6(a);

“Indemnity Escrow Account” has the meaning set forth in Section 2.3(i);

“Independent Auditor” means PricewaterhouseCoopers LLP;

“Intellectual Property” means (a) patents, industrial design registrations and applications and patent applications, (b) trademarks, service marks, trade names, logos, trade dress, social media accounts, webpages and Internet domain names, together with the goodwill associated therewith (“Trademarks”), (c) copyrights, including copyrights in computer software, rights in databases and moral rights, (d) registrations and applications for registration of any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, reexaminations, reissues, renewals and extensions, (e) trade secrets, including inventions, invention disclosures, designs, proprietary information and data, know-how, processes, formulas and recipes (“Trade Secrets”), (f) material licenses to use any of the foregoing, and (g) any similar or equivalent rights throughout the world;

“Investment Canada Act” means the Investment Canada Act, as amended, and includes the regulations promulgated thereunder;

“Issued Stock” has the meaning set forth in the Preamble;

“ITA” means the Income Tax Act (Canada), and includes the regulations promulgated thereunder;

“Knowledge of the Company” has the meaning set forth in Section 1.2;

“Laws” means all laws, statutes, rules, regulations, ordinances, codes, rules, and other pronouncements having the force of law of Canada, any foreign country or any domestic or foreign province, state, county, city, municipality or other political subdivision or of any Governmental Authority;

“Leased Real Property” has the meaning set forth in Section 3.11(a);

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proposed assessment or reassessment, proceedings (public or private) or claims or other proceedings, investigations, examination or audits by or before a Governmental Authority;

“Liability” means any debt, liability or obligation, including all costs and expenses relating thereto;

“Liens” means any encumbrance, lien, pledge, charge, mortgage or security interest;

“Loss” or “Losses” have the meaning set forth in Section 11.2;

“Material Adverse Effect” means any change, effect, development, circumstance, event or condition that, individually or together with any other change, effect, development, condition, circumstance, event or condition, has or would reasonably be expected to have (i) a material adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of the Company and the Company’s Subsidiaries taken as a whole (after taking into account any coverage in respect thereof under existing insurance policies), or (ii) the ability of the Company, the Sellers or the Sellers’ Agent to timely perform their respective obligations under this Agreement or to timely consummate the transactions contemplated by this Agreement, except that any change effect, development, condition, circumstance or event resulting from or relating to any of the following, either alone or in combination, shall not be considered in determining whether there has been a “Material Adverse Effect”: (a) any adoption, proposal, implementation or change in applicable accounting principles or any Law or any interpretation thereof by any Governmental Authority; (b) any change in global, national or regional political or social conditions in Canada, the United States or elsewhere in the world, including armed hostilities, national emergencies or acts of war (whether or not declared), sabotage or terrorism, changes in government or military actions, or any escalation or worsening of any of the foregoing; (c) any change in financial, securities, commodity or credit markets (including any disruption thereof, any decline in the price of any security or any market index and changes in prevailing interest rates or foreign exchange rates) or in general economic, business, regulatory or market conditions in Canada, the United States or elsewhere in the world; (d) any change generally affecting the industries or market sectors in which the Company and the Company’s Subsidiaries operate in North America; (e) the negotiation, execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby or under the other Transaction Documents with respect to the Company or the Company’s Subsidiaries or their respective businesses; (f) the failure of any of the Company or the Company’s Subsidiaries to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances that caused such failure that are not otherwise excluded from the definition of Material Adverse Effect may constitute or contribute to a Material Adverse Effect); or (g) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Purchaser or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the transactions contemplated hereby or under the other Transaction Documents; provided, however, that in the case of clauses (a) through (e) any such change, effect, event or condition shall nevertheless be considered as constituting or contributing to a Material Adverse Effect to the extent such change, effect, event or condition, individually or in the aggregate, has a disproportionate, materially adverse effect on the business, assets, properties, condition (financial or otherwise) or the results of operations of the Company and the Company’s Subsidiaries taken as whole relative to other companies operating in the same industry as the Company and the Company’s Subsidiaries;

“Material Contracts” has the meaning set forth in Section 3.13(a);

“Multiple Employer Plan” has the meaning set forth in Section 3.15(e);

“Multiemployer Plan” has the meaning set forth in Section 3.15(f);

“Non-Seller Option Holders” has the meaning set forth in the Recitals;

“Non-Seller Option Notes” has the meaning set forth in the Recitals;

“Notice” has the meaning set forth in Section 11.6(a);

“OHSA” has the meaning set forth in Section 3.16(g);

“Option Cancellation Agreements” has the meaning set forth in Section 2.5(xiii);

“Option Cancellation Consideration” has the meaning set forth in the Recitals;

“Option Exercise Price” means the aggregate exercise price in respect of an Option;

“Option Loan” has the meaning set forth in Section 2.10(b);

“Option Plan” means the Company’s Employee 2012 Share Option Plan;

“Option Stock” has the meaning set forth in the Recitals;

“Option Withholding” means any withholding Taxes that the Company or any Company Subsidiary is required to withhold and remit to a Governmental Authority in connection with the cancellation of the Non-Seller Option Holders’ Options pursuant to the Option Cancellation Agreements.

“Options” means options to purchase shares of the Company pursuant to the Option Plan;

“Order” means any writ, judgment, injunction, decree, determination, award, authorization or similar order of any Governmental Authority (whether preliminary or final);

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal operations of such Person;

“Outside Date” has the meaning set forth in Section 12.1(v);

“party” or “parties” has the meaning set forth in the Preamble;

“Payoff Letters” means, the payoff letters from each holder of Closing Indebtedness to be delivered by the Sellers’ Agent to the Purchaser at least five (5) Business Days prior to the Closing Date indicating the amount required to discharge such Closing Indebtedness at the Closing and including an undertaking by each such holder to discharge, or authorizing the discharge of, any Liens securing any portion of such Closing Indebtedness, upon payment of the Closing Indebtedness owed to such holder in accordance with Section 2.3;

“Pension Plan” has the meaning set forth in Section 3.15(f);

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, variances, franchises or similar consents granted or issued by any Governmental Authority;

“Permitted Liens” means, with respect to any Person (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (ii) Liens of any judgment rendered or claim filed against such Person which are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established in accordance with generally accepted accounting principles, (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens and Liens imposed by Law arising or incurred in the Ordinary Course and securing payments not yet delinquent or being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established in accordance with generally accepted accounting principles, (iv) any imperfection of title or similar Lien or encumbrance, easement, right of way, zoning, land use or other restriction, or by-law regulations, development agreements, subdivision agreements, site plan agreements, building restrictions or ordinances of any Governmental Authority which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (v) any Lien granted to a public utility or Governmental Authority, (vi) the rights of any landlord or any Person under any lease of real property occupied by such Person as tenant and Liens, reservations and renewals of freehold interest in any such property having priority to any such leases, (vii) any reservations, limitations, provisos and conditions expressed in any original grant from the Crown with respect to any real property and all unregistered rights, interests and privileges in favor of the Crown pursuant to any applicable Law, provided that the latter do not materially impair the use of any real property for the purposes for which it is held or presently used, (viii) any Lien that will be satisfied at or prior to the Closing, (ix) Liens or title retention arrangements arising under conditional sales contracts, leases or to secure the payments of the purchase price or the repayment of moneys borrowed to pay the purchase price of any assets, property or properties hereafter or previously acquired by such Person referenced in the Financial Statements or in the Disclosure Schedule, and (x) covenants, conditions, restrictions, agreements, easements or other Liens referenced in the Financial Statements or as set forth in Schedule 1.1;

“Person” means any individual, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, limited liability company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority;

“Post-Closing Representation” has the meaning set forth in Section 13.18;

“Pro Rata Share” means, with respect to each of the Sellers, the percentage set forth opposite such Seller’s name in Schedule 1.2, as such Schedule may be adjusted by the Sellers’ Agent prior to Closing to reflect the issuance of additional shares to any Seller and the transfer of shares among Sellers;

“Protenergy” means Protenergy Natural Foods Corp., a corporation organized under the laws of the Province of Ontario;

“Protenergy US” means Protenergy Natural Foods, Inc., a Delaware corporation;

“Purchase Price” has the meaning set forth in Section 2.2(a);

“Purchased Stock” has the meaning set forth in the Recitals, and shall be deemed to include any additional shares of the Company which may be issued to or acquired by any of the Sellers prior to Closing;

“Purchaser” has the meaning set forth in the Preamble;

“Purchaser Fundamental Reps” has the meaning set forth in Section 11.1;

“Purchaser Indemnified Parties” has the meaning set forth in Section 11.2;

“Purchaser’s Tax Period” means and includes any and all tax periods beginning after the Closing Date and, in addition, the portion of any Straddle Period that consists of a partial period deemed to begin as of the Closing;

“Purchaser Tax Returns” has the meaning set forth in Section 8.3(a);

“Real Property Leases” has the meaning set forth in Section 3.11(a);

“Refund” has the meaning set forth in Section 8.3(h);

“Registered Intellectual Property” has the meaning set forth in Section 3.14;

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, auditors, legal and financial advisors, consultants, agents and other representatives;

“Resigning Directors and Officers” has the meaning set forth in Section 2.4(ii);

“Retained Indebtedness” means the indebtedness of the Company and the Company’s Subsidiaries that will not be repaid at Closing, as set forth in the Retained Indebtedness Schedule on Schedule 1.3, subject to Section 2.11(b).

“Retained Indebtedness Amount” means the aggregate outstanding amount of the Retained Indebtedness as of 11:59 p.m., Central time, on the Business Day immediately prior to the Closing Date without giving effect to any changes therein relating to or resulting from the consummation of the transactions contemplated by this Agreement.

“Schedules” means the schedules to this Agreement, including, for greater certainty, the Disclosure Schedules;

“Seller Fundamental Reps” has the meaning set forth in Section 11.1;

“Seller Group” has the meaning set forth in Section 13.18;

“Seller Indemnified Parties” has the meaning set forth in Section 11.4;

“Seller Option Holder” means a means a Seller who is also a holder of Options:

“Seller Tax Returns” has the meaning set forth in Section 8.3(a);

“Seller’s Stock” has the meaning set forth in Section 4.2(a);

“Sellers” have the meaning set forth in the Preamble;

“Sellers’ Agent” has the meaning set forth in the Recitals;

“Sellers’ Agent Expenses” means (i) the fees, charges and out-of-pocket expenses of outside counsel to the Sellers’ Agent and any other agents, advisors, consultants and experts employed or engaged by the Sellers’ Agent in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, the transactions contemplated hereby or under the other Transaction Documents or any dispute arising hereunder (including the portion of the fees, costs and expenses of the Independent Auditor allocable to the Sellers (if any) hereunder), and (ii) reasonable out-of-pocket expenses of the Sellers’ Agent incurred in such capacity;

“Sellers’ Tax Period” means and includes any and all tax periods ending on or before the Closing Date and, in addition, the portion of any Straddle Period that consists of a partial period deemed to end immediately before the Closing;

“Settlement Date” has the meaning set forth in Section 2.7(a);

“Shareholders” has the meaning set forth in the Preamble;

“Shareholders Agreement” means the amended and restated shareholders agreement of the Company and its shareholders dated November 10, 2009, as amended by an amending agreement dated September 2011, as such agreement may be further amended, restated or modified from time to time;

“Straddle Period” means any tax period beginning before the Closing Date and ending after the Closing Date;

“Subject Laws” has the meaning set forth in Section 3.21;

“Target Capex” means the budgeted capital expenditures of the Company and the Company’s Subsidiaries planned for the period from December 29, 2013 to the day immediately prior to the Closing Date as set forth on Schedule 6.7 (pro rated for any partial period if the Closing Date is not the last day of a period set forth on Schedule 6.7); provided that any item listed on Schedule 6.7 which is addressed by way of an operating lease and approved by the Purchaser in its sole discretion will be deducted from the Target Capex. For illustrative purposes, if the Closing Date were to occur on June 18, 2014 the Target Capex would be $4,196,440.71 (calculated as the sum of (i) the budgeted capital expenditures for periods 1 through 5 ($3,850,515), plus (ii) the pro rated portion for 24 of the 35 days in period 6 ($345,925.71));

“Target Working Capital” means $37,000,000;

“Tax Contest” has the meaning set forth in Section 8.3(j);

“Tax Incentive” has the meaning set forth in Section 3.17(i);

“Tax Reps” means the representations and warranties contained in Section 3.15 (Employee Benefit Plans) to the extent relating to Taxes and Section 3.17 (Taxes and Tax Returns) and Section 4.7 (Not a United States Person);

“Tax Returns” has the meaning set forth in Section 3.17(a);

“Taxes” has the meaning set forth in Section 3.17(a);

“Top Customers” has the meaning set forth in Section 3.27;

“Top Suppliers” has the meaning set forth in Section 3.27;

“Transaction Documents” means (i) this Agreement, (ii) the Escrow Agreement and (iii) all other certificates, agreements and instruments to be executed by the Purchaser, the Company and/or the Sellers at or prior to the Closing pursuant to this Agreement;

“Transaction Employment Taxes” means the employer portion of all employment or other payroll Taxes (whether payable with respect to a Sellers’ Tax Period or Purchaser’s Tax Period) that the Company or any of the Company’s Subsidiaries incurs with respect to the Transaction Expenses, in connection with the exercise or cancellation of the Options, or any other amounts disclosed on Section 3.15(j) of the Disclosure Schedules (including such payments upon the release of the Indemnity Escrow Account), but does not include any Option Withholding.

“Transaction Expenses” means all fees and expenses payable by the Sellers’ Agent or any of Company or any of the Company’s Subsidiaries to any Person in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or under the other Transaction Documents, including the fees and expenses of legal counsel, investment advisers and accountants, any fees related to pay-out letters, any amounts payable to the brokers listed in Section 3.24 of the Disclosure Schedules and any existing directors, employees and consultants of the Company or any of the Company’s Subsidiaries listed in Section 3.22 of the Disclosure Schedules with respect to any change of control, commission or other similar payments payable in connection with the transactions contemplated hereunder or under the other Transaction Documents, provided, however, that the Transaction Expenses shall not include any such fees, expenses or other amounts included in Closing Indebtedness, the Retained Indebtedness Amount, the Transaction Employment Taxes, any Option Withholding or Working Capital;

“Transaction Tax Deductions” means any deduction for applicable income Tax purposes permitted under applicable Law to be claimed by the Company or any of the Company’s Subsidiaries for the year of the Closing Date that are attributable to (a) unamortized financing costs incurred with respect to Closing Indebtedness, (b) Transaction Expenses, (c) Transaction Employment Taxes, and (d) the payment of any Option Cancellation Consideration that is deductible by Protenergy US;

“Transfer Taxes” means all transfer, excise, documentary, sales, use, value added, stamp, registration, recording, property and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated hereunder or under the other Transaction Documents;

“Waiving Parties” has the meaning set forth in Section 13.18; and

“Working Capital” means the consolidated working capital of the Company calculated on the basis set forth in Schedule 2.6(a) and the illustrative calculation included therein; provided, however, for the avoidance of doubt, Working Capital shall exclude (i) all liabilities included in the computation of the Transaction Expenses, (ii) the Transaction Employment Taxes; (iii) any Option Withholding; and (iv) all assets and liabilities relating to income Taxes (including deferred Tax items).

Section 1.2 Knowledge of the Company

For purposes of this Agreement, the term or phrase “Knowledge of the Company” shall mean and be limited to the knowledge of Kevin Tracey, Martin Kent, Blaine M. Hobson, Ian Fraser, Brent Lunn, Dan Walda, and Michael DeBonis after having made reasonable inquiry of their direct reports as they consider reasonably necessary as to the matters that are the subject of the representations and warranties, in each case without personal liability for any such knowledge.

Section 1.3 Generally Accepted Accounting Principles

In this Agreement, except to the extent otherwise expressly provided, references to “generally accepted accounting principles” mean Canadian accounting standards for private enterprises as provided from time to time by the Canadian Institute of Chartered Accountants and applied on a consistent basis.

Section 1.4 Calculations in Canadian Dollars

All amounts in this Agreement are stated and shall be paid in Canadian dollars.

Section 1.5 Virtual Data Room

Any reference to a document or matter being “made available,” “furnished” or “delivered” to the Purchaser includes the posting of such document or matter on the virtual data room established by the Company and its Representatives to which the Purchaser has had access; provided that access to such documents or matters via the virtual data room shall have been granted to the Purchaser at least three (3) days prior to the date of this Agreement.

Section 1.6 Interpretation

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(i)	The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(ii)	Unless otherwise indicated, all references herein to sections, articles, exhibits or schedules, shall be deemed to refer to Sections, Articles, Exhibits or Schedules of or to this Agreement, as applicable;

(iii)	The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require;

(iv)	Any reference to the singular in this Agreement shall also include the plural and vice versa, as the context may require;

(v)	References to any Law shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires;

(vi)	Any reference to a number of days shall refer to calendar days unless Business Days are specified; and

(vii)	The words “include”, “includes” and “including” mean “include”, “includes” and “including”, in each case, “without limitation”.

ARTICLE 2

PURCHASE AND SALE; PAYMENT OF PURCHASE PRICE

Section 2.1 Agreement to Purchase the Purchased Stock

Subject to the terms of this Agreement, at the Closing each Seller shall sell, assign and convey to the Purchaser the Purchased Stock owned by such Seller as set forth on Schedule A hereto, including the Option Stock issued on the exercise of the Options pursuant to Section 2.10, and the Purchaser shall purchase, acquire and accept from each Seller, such Purchased Stock.

Section 2.2 Purchase Price

(a)	Subject to the other terms and provisions of this Agreement (including the payment mechanics set out in this Article 2), the aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Sellers for the Purchased Stock shall be equal to the following:

(i)	One Hundred Seventy Million Dollars ($170,000,000) (the “Base Purchase Price”);

(ii)	plus the amount, if any, by which Closing Date Working Capital is greater than Target Working Capital;

(iii)	minus the amount, if any, by which Target Working Capital is greater than Closing Date Working Capital;

(iv)	plus the cash position of the Company (determined on a consolidated basis and in accordance with Canadian accounting standards for private enterprises including deposits in transit and reduced by the amount of outstanding checks) as at the end of the day on the day prior to the Closing Date and excluding cash received for the Option Loan (the “Closing Date Cash”);

(v)	plus the aggregate Option Exercise Price in respect of the Options exercised immediately prior to Closing pursuant to Section 2.10;

(vi)	minus the Option Cancellation Consideration (as determined by the Sellers’ Agent);

(vii)	minus the Closing Indebtedness payable pursuant to Section 2.3(ii);

(viii)	minus the amount of Transaction Expenses payable pursuant to Section 2.3(iii);

(ix)	minus the Retained Indebtedness Amount;

(x)	minus the Closing Income Taxes;

(xi)	plus the amount, if any, by which Closing Date Capex is greater than Target Capex;

(xii)	minus the amount, if any, by which Target Capex is greater than Closing Date Capex; and

(xiii)	minus the amount of the Transaction Employment Taxes paid or payable in accordance with Section 2.3(iv).

(b)	The parties acknowledge that it is not possible to determine the Purchase Price until the Closing Date Balance Sheet and Closing Date Working Capital Statement become available. Accordingly, the parties agree that five (5) Business Days prior to the Closing, the Company shall deliver a certificate to the Purchaser setting forth the Company’s good faith estimate of (i) the Closing Date Working Capital as of the Closing Date to be calculated in accordance with the indicative Working Capital calculations set forth in Schedule 2.6(a) (“Estimated Closing Date Working Capital”), (ii) the Closing Income Taxes (“Estimated Closing Income Taxes”); (iii) the Retained Indebtedness Amount (the “Estimated Retained Indebtedness Amount”), and (iv) the Closing Date Capex as of the Closing Date (the “Estimated Capex”) (in each case which estimates shall be subject to the good faith review and reasonable comments of the Purchaser; it being understood that in the event of any dispute concerning such estimates, such estimates delivered by the Company shall apply and be binding for purposes of determining the Estimated Purchase Price, Estimated Closing Income Taxes, Estimated Retained Indebtedness Amount and the Estimated Capex payable on the Closing Date), and on the basis of that information, the Company’s good faith estimate of the Purchase Price (such estimate, the “Estimated Purchase Price”). The Estimated Purchase Price shall be equal to:

(i)	the Base Purchase Price;

(ii)	plus the amount, if any, by which the Estimated Closing Date Working Capital is greater than Target Working Capital;

(iii)	minus the amount, if any, by which the Target Working Capital is greater than the Estimated Closing Date Working Capital;

(iv)	plus the Closing Date Cash;

(v)	plus the aggregate Option Exercise Price in respect of the Options exercised immediately prior to Closing pursuant to Section 2.10;

(vi)	minus the Option Cancellation Consideration;

(vii)	minus the Closing Indebtedness payable pursuant to Section 2.3(ii);

(viii)	minus the amount of Transaction Expenses payable pursuant to Section 2.3(iii);

(ix)	minus the Estimated Retained Indebtedness Amount;

(x)	minus the Estimated Closing Income Taxes;

(xi)	minus the amount of the Transaction Employment Taxes paid or payable in accordance with Section 2.3(iv);

(xii)	plus the amount, if any, by which Estimated Capex is greater than Target Capex; and

(xiii)	minus the amount, if any, by which Target Capex is greater than Estimated Capex.

Section 2.3 Payment of Estimated Purchase Price

At the Closing, the Purchaser shall pay the following:

(i)	to Computershare Trust Company of Canada, the escrow agent (the “Escrow Agent”) under the escrow agreement substantially in the form of Exhibit A hereto to be entered into on the Closing Date by the Sellers’ Agent (on behalf of the Sellers), the Purchaser and the Escrow Agent (the “Escrow Agreement”), an amount equal to Eleven Million Fifty Thousand Dollars ($11,050,000) for deposit with the Escrow Agent into an escrow account to be referred to as the “Indemnity Escrow Account”;

(ii)	on behalf of the Company and/or the Company’s Subsidiaries, as applicable, to each holder of Closing Indebtedness, such portion of the Closing Indebtedness as specified by such holder in the Payoff Letter from such holder;

(iii)	on behalf of the Sellers’ Agent on behalf of the Sellers, the Company and/or the Company’s Subsidiaries, as applicable, to the payees of the Transaction Expenses, such portion of the Transaction Expenses set forth and in accordance with the final bills and wire transfer instructions delivered by the Sellers’ Agent to the Purchaser no later than three (3) Business Days prior to the Closing;

(iv)	on behalf of the Company and/or the Company’s Subsidiaries, as applicable, and as directed by the Company, the aggregate amount of Transaction Employment Taxes and any Option Withholding shall be deposited into the appropriate bank accounts of the Company or any of the Company’s Subsidiaries to be held for remittance to the applicable Governmental Authority;

(v)	on behalf of the Company and/or the Company’s Subsidiaries, as applicable, the repayment of the Non-Seller Option Notes; and

(vi)	to the Sellers’ Agent on behalf of the Sellers, the amount equal to the Estimated Purchase Price less the amounts referred to in Section 2.3(i), to be distributed to each Seller in consideration for the acquisition of its Purchased Stock, in accordance with their Pro Rata Share (subject to withholding), except that in the case of each Seller that is selling Option Stock, such Seller, and the Sellers’ Agent on their behalf, hereby irrevocably directs the Purchaser to retain an amount equal to such Seller’s Option Loan, and such amount shall be set off against each such Seller’s Option Loan in complete satisfaction of such loan.

Section 2.4 Closing Deliverables by the Purchaser

At the Closing, the Purchaser shall deliver:

(i)	(x) to the Sellers, the Estimated Purchase Price less the amounts referred to in Section 2.3(i), and (y) to the other payees set forth in accordance with Section 2.3, the other amounts set forth therein, in each case in accordance with Section 2.3;

(ii)	to the Sellers, duly executed releases by the Purchaser, the Company and the Company’s Subsidiaries substantially in the form attached hereto as Exhibit B releasing each Person listed in Schedule 2.4(ii) who has served, and is resigning in connection with the transactions contemplated by this Agreement, as a director or officer of any of the Company or the Company’s Subsidiaries, as applicable (collectively, the “Resigning Directors and Officers”), from all claims and potential claims for the period prior to Closing;

(iii)	to the Sellers, duly executed director and/or shareholder resolutions of the Purchaser, as applicable, approving the transactions contemplated by this Agreement and the other Transaction Documents;

(iv)	to the Sellers, a duly executed counterpart to the Escrow Agreement;

(v)	to the Sellers, duly executed Non-Competition, Non-Solicitation and Confidentiality Agreements, substantially in the form of Exhibit C hereto, with each of the individuals or entities, as applicable, set forth on Schedule 2.4; and

(vi)	such other documents which are required for Closing as the Sellers shall reasonably request.

Section 2.5 Closing Deliverables by the Sellers

At the Closing, the Sellers shall deliver to the Purchaser:

(i)	certificates representing the Purchased Stock duly endorsed in blank for transfer or accompanied by duly signed powers of attorney for transfer in blank;

(ii)	duly executed Non-Competition, Non-Solicitation and Confidentiality Agreements, substantially in the form of Exhibit C hereto, by each of the individuals or entities, as applicable, set forth on Schedule 2.4;

(iii)	duly executed resignation letters, effective as of the Closing, from each of the Resigning Directors and Officers, in form and substance reasonably acceptable to the Purchaser;

(iv)	duly executed releases by each of the Resigning Directors and Officers substantially in the form attached hereto as Exhibit D;

(v)	duly executed releases by each of the Sellers substantially in the form attached hereto as Exhibit E;

(vi)	duly executed counterparts to the Escrow Agreement;

(vii)	the consents listed on Schedule 2.5(vii), without any change or condition to the related Contracts;

(viii)	a certificate of good standing as of a recent date with respect to the Company and each of the Company’s Subsidiaries issued by the jurisdiction in which each such entity was formed;

(ix)	a certificate of an executive officer of the Company certifying to true and correct copies of the organizational documents of the Company and certifying to a true and correct copy of the resolutions of the Company approving the transactions contemplated by this Agreement and that such resolutions are in full force and effect;

(x)	duly executed consent by the landlord under the Real Property Leases listed on Schedule 2.5(vii), in a form reasonably acceptable to Purchaser, with respect to the transactions herein contemplated and addressed to the Purchaser and its lender;

(xi)	a properly completed and executed certificate from each Seller, in the form attached hereto as Exhibit F;

(xii)	a duly executed termination agreement with respect to the Contracts listed on Schedule 2.5(xii);

(xiii)	duly executed option cancellation agreements by each Non-Seller Option Holder in the form attached hereto as Exhibit G (the “Option Cancellation Agreements”);

(xiv)	duly executed amendments to the option agreements set forth on Schedule 2.5(xiv) extending the expiration of the options listed therein; and

(xv)	such other documents which are required for Closing as the Purchaser shall reasonably request.

Section 2.6 Final Closing Date Working Capital Statement

(a)	Not later than seventy-five (75) days after the Closing Date, the Purchaser shall, acting in good faith and using all reasonable efforts, cause to be calculated on a basis consistent with the calculation of Estimated Closing Date Working Capital in Section 2.2(b) (and, for greater certainty, the Transaction Expenses shall not be a liability for this purpose), in each case, to be prepared and delivered to the Sellers’ Agent: (i) an unaudited consolidated balance sheet of the Company, as at the end of the day on the day prior to the Closing Date, which balance sheet shall be prepared in accordance with generally accepted accounting principles on a basis consistent with the preparation of the Financial Statements (and where generally accepted accounting principles provide for a range of alternatives, past practices shall govern) (the “Draft Closing Date Balance Sheet” and, as finally determined pursuant to the provisions of this Section 2.6 the “Closing Date Balance Sheet”); (ii) a statement of Working Capital as at the end of the day on the day prior to the Closing Date (the “Draft Closing Date Working Capital Statement” and, as finally determined pursuant to the provisions of this Section 2.6, the “Closing Date Working Capital Statement”) based on the Draft Closing Date Balance Sheet, which such Draft Closing Date Working Capital Statement shall set out draft Working Capital as at the end of the day on the day prior to the Closing Date (such draft Working Capital as of the Closing Date, as finally determined pursuant to the provisions of this Section 2.6, referred to as the “Closing Date Working Capital”); (iii) a calculation of the Closing Income Taxes, (iv) a calculation of the Retained Indebtedness Amount and (v) a calculation of the Closing Date Capex. The Sellers’ Agent shall reasonably cooperate with the Purchaser and its accountants to the extent required to prepare the Draft Closing Date Balance Sheet, the Draft Closing Date Working Capital Statement and the calculation of the Closing Income Taxes, the Retained Indebtedness Amount and the Closing Date Capex (collectively, the “Draft Closing Statements”).

(b)

During the period from the date the Draft Closing Statements are delivered by the Purchaser to the Sellers’ Agent through the date such statements are finally determined in accordance with the terms of this Section 2.6, the Purchaser shall and shall cause each of the Purchaser’s, the Company’s and the Company’s Subsidiaries’ respective Representatives to reasonably cooperate with the Sellers’ Agent and the Sellers’ Agent’s Representatives and to provide the Sellers’ Agent and the Sellers’ Agent’s Representatives full access to the work papers of the Purchaser relating to the Company, the Company’s Subsidiaries and their respective Representatives in connection with the review of the Draft Closing Statements, and the Purchaser shall make reasonably available to the Sellers’ Agent and the Sellers’ Agent’s Representatives individuals responsible for the preparation of the Draft Closings Statements in order to respond to inquiries of the Sellers’ Agent related thereto.

(c)	If the Sellers’ Agent notifies the Purchaser that the Sellers agree with any of the Draft Closing Statements within forty-five (45) days after receipt thereof or fails to deliver notice to the Purchaser of its disagreement therewith within such forty-five (45) day period, any such Draft Closing Statements shall be conclusive and binding on the Sellers and the Purchaser and the parties shall be deemed to have agreed thereto, in the first case, on the date the Purchaser receives the notice and, in the second case, on such forty-fifth (45th) day. If the Sellers’ Agent disagrees with any of the Draft Closing Statements or the calculation of Closing Date Working Capital as set forth therein, then the Sellers’ Agent shall notify the Purchaser of its disagreement (the “Dispute Notice”) within such forty-five (45) day period together with reasonable particulars of the basis of such dispute, including the Sellers’ Agent’s position on the amounts in dispute (and the resulting Sellers’ Agent position on the amount of the Closing Date Working Capital). In such event, the Sellers’ Agent and the Purchaser shall work expeditiously and attempt, in good faith, to resolve their differences with respect thereto within fifteen (15) days after the receipt by the Purchaser of the Dispute Notice and make any amendments to the Draft Closing Statements as mutually agreed to by the parties.

(d)

Any dispute over any of the Draft Closing Statements or the calculation of Closing Date Working Capital as set forth in the Dispute Notice not resolved by the Purchaser and the Sellers’ Agent within such fifteen (15) day period after receipt of the Dispute Notice (or such other period as the parties may agree) shall be submitted to the Independent Auditor to determine such dispute, and such determination shall be final and binding on the parties. The Independent Auditor shall allow the Purchaser and the Sellers’ Agent to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Dispute Notice) and each of the Purchaser and the Sellers’ Agent shall have the right to present additional documents, materials and other information, and make an oral presentation to the Independent Auditor, regarding such dispute and the Independent Auditor shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers and each of the Sellers and the Purchaser shall be entitled to attend any such oral presentation. The Independent Auditor shall determine, based solely on such presentations from the Sellers’ Agent and the Purchaser and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report (the “Adjustment Report”) to the Sellers, the Sellers’ Agent and the Purchaser in which the Independent Auditor shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Draft Closing Date Balance Sheet, the

Draft Closing Date Working Capital Statement and the Closing Date Working Capital. The Adjustment Report shall set forth, in reasonable detail, the Independent Auditor’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to any of the Draft Closing Statements and/or the Closing Date Working Capital, together with supporting calculations, and the parties shall make such revisions to the Draft Closing Statements, as applicable. In resolving any disputed item, the Independent Auditor shall: (i) be bound to the principles of this Section 2.6 (including Schedule 2.6(a)), (ii) limit its review to matters specifically set forth in the Dispute Notice, and (iii) not assign a value to any item higher than the highest value for such item claimed by either party or lower than the lowest value for such item claimed by either party. The parties shall use commercially reasonable efforts to cause the Independent Auditor to complete its work and render its determination within thirty (30) days of its engagement. The costs, fees and expenses of the Independent Auditor shall be allocated to and borne by the Purchaser, on the one hand, and the Sellers as a group, on the other hand, (with each Seller responsible only for its Pro Rata Share of the Sellers’ portion) based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor. For example, should the difference in the dollar amount of the items in dispute total $1,000 and the Independent Auditor awards $600 in favor of the Purchaser’s position, 60% of the costs of the Independent Auditor’s review would be borne by Sellers as a group, (with each Seller responsible for its Pro Rata Share of such costs) and 40% of the costs would be borne by the Purchaser.

(e)	For greater certainty, each of the Closing Date Working Capital, Closing Date Working Capital Statement, Draft Closing Date Working Capital Statement, Estimated Closing Date Working Capital and Target Working Capital are to be calculated and prepared in a manner consistent, and in accordance with, the indicative Working Capital calculation set forth in Schedule 2.6(a).

Section 2.7 Payment of Purchase Price Adjustments

(a)	On the fifth (5th) Business Day following the date on which the last of the Draft Closing Statements has been finalized in accordance with Section 2.6 (whether by agreement of the parties, deemed agreement or by determination made by the Independent Auditor pursuant to Section 2.6(d)) (such date, the “Settlement Date”), the payments contemplated by Section 2.7(b) shall be made.

(b)	On the Settlement Date,

(i)	if the Closing Date Working Capital, plus the Closing Date Capex, minus the Closing Income Taxes, minus the Retained Indebtedness Amount is greater than the Estimated Closing Date Working Capital, plus the Estimated Capex, minus the Estimated Closing Income Taxes minus the Estimated Retained Indebtedness Amount, the Purchaser shall pay such surplus amount to the Sellers’ Agent on behalf of the Sellers to be distributed to each Seller in accordance with its Pro Rata Share; and

(ii)	if the Closing Date Working Capital, plus the Closing Date Capex, minus the Closing Income Taxes, minus the Retained Indebtedness Amount is less than the Estimated Closing Date Working Capital, plus the Estimated Capex, minus the Estimated Closing Income Taxes, minus the Estimated Retained Indebtedness Amount, the Sellers shall severally, and not jointly or jointly and severally, pay such deficiency to the Purchaser in accordance with their respective Pro Rata Share.

Section 2.8 Payments and Location of Closing

Any reference in this Agreement or in any document delivered pursuant to this Agreement to payment shall mean payment by wire transfer of immediately available funds in Canadian dollars to the bank account or accounts designated by the recipient of such payment in writing to the Purchaser or to the Sellers, as the case may be, not less than two (2) Business Days prior to the date of such payment. The Closing shall be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario at 10:00 a.m. (Toronto time) on the Closing Date or such other place or time as may be agreed by the Purchaser and Sellers’ Agent.

Section 2.9 Withholding

To the extent Sellers comply with Section 2.5(xi), the parties acknowledge and agree that no withholding is anticipated from payments of the Purchase Price at the time of Closing. Notwithstanding the foregoing, the Purchaser and the Company will be entitled to deduct and withhold from any amount payable pursuant to this Agreement (including payments of Purchase Price upon a change in applicable Laws, and releases of amounts held in the Indemnity Escrow Account) such amounts as the Purchaser or the Company (or any Affiliate thereof) shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the ITA, the Code or any other provision of applicable Laws. To the extent that amounts are so withheld by the Purchaser or the Company and remitted to appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

Section 2.10 Treatment of Options

(a)	If necessary, the Company will amend the Option Plan prior to Closing to provide that all of the Options will vest immediately prior to Closing.

(b)	Immediately prior to the time that is immediately prior to Closing, the Purchaser will lend an amount to each Seller Option Holder equal to the Option Exercise Price of such Seller Option Holder’s Options in respect of such Options, as set out in Schedule B (each an “Option Loan”).

(c)	Immediately prior to Closing, each Seller Option Holder will exercise his or her Options and hereby irrevocably directs the Purchaser to pay the amount borrowed pursuant to such Seller Option Holder’s Option Loan to the Company or the relevant Company Subsidiary, or as the Company or the relevant Company Subsidiary may further direct, in satisfaction of the Option Exercise Price in respect of such Options.

(d)	The Company and the Company’s Subsidiaries hereby irrevocably direct the Purchaser to pay all amounts to which the Company and the Company’s Subsidiaries are entitled pursuant to (c) above to repay a portion of the Closing Indebtedness pursuant to Section 2.3(ii) above.

Section 2.11 Retained Indebtedness

(a)	Retained Indebtedness shall be determined based on a written confirmation of such indebtedness owing at Closing provided by the applicable lender/lessor, failing which it shall be determined in accordance with generally accepted accounting principles and on a basis consistent with the preparation of the Financial Statements on a consolidated basis for the Company and the Company’s Subsidiaries.

(b)	The Sellers agree to use commercially reasonable efforts to obtain any consents required under the Retained Indebtedness for completion of the transactions contemplated by this Agreement (without involving the expenditure of any funds by the Company, the Company’s Subsidiaries or the Sellers). In the event that any such required consents cannot be obtained prior to Closing, such Retained Indebtedness for which consent cannot be obtained shall cease to be Retained Indebtedness and shall become Closing Indebtedness for all purposes under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company represents and warrants to the Purchaser, subject to such exceptions as are disclosed in the Disclosure Schedules, as follows:

Section 3.1 Organization and Qualification of the Company and the Company’s Subsidiaries

(a)	The Company is duly incorporated or formed and validly existing under the laws of the Province of Ontario, and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Company is duly qualified, licensed and authorized to do business as a foreign corporation or an extra-provincial entity, as applicable, and is in good standing as a foreign corporation or an extra-provincial entity, as applicable, in the jurisdictions, if any, where it is required to be so licensed, qualified or authorized to conduct its business or own its property, except where the failure to be so licensed, qualified or authorized would not have or reasonably be expected to have a Material Adverse Effect.

(b)

Each of the Company’s Subsidiaries is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation and formation, as applicable, and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Such Subsidiary is duly qualified, licensed and authorized to do business as a foreign corporation or an extra-provincial or state entity, as applicable, and is in good standing as a foreign corporation or an extra-provincial or state entity, as applicable, in the jurisdictions, if any, where it is required to be so licensed, qualified or authorized to conduct its business or own its property, except where the failure to be so licensed, qualified or authorized would not have or reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authority of the Company and Enforceability

(a)	The Company has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which they are a party and to perform its obligations hereunder and thereunder.

(b)	The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate, partnership or other action, as applicable, of the Company.

(c)	This Agreement has been, and the other Transaction Documents to which it is a party when executed will be, duly executed and delivered by the Company.

(d)	This Agreement constitutes, and the other Transaction Documents to which it is a party when executed will constitute, a legal, valid and binding obligation of the Company and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 3.3 Capitalization of the Company and the Company’s Subsidiaries

(a)	The authorized share capital of the Company consists solely of the shares set forth in Section 3.3(a) of the Disclosure Schedules, which, as of the date of this Agreement, are the only shares of the Company that are issued and outstanding. All of the shares of the Company set forth in Section 3.3(a) of the Disclosure Schedules have been duly authorized and validly issued, are fully paid and non-assessable.

(b)	Except as set forth in Section 3.3(b) of the Disclosure Schedules, this Agreement and the Shareholders Agreement, there are no options, warrants, subscription or conversion privileges, call rights, exchange rights or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of shares of the Company or of any of the Company’s Subsidiaries. There are no outstanding or authorized equity appreciation, phantom equity, profit participation (other than employee performance bonus awards which are administered in the Ordinary Course), or similar rights with respect to the Company or any of the Company’s Subsidiaries.

(c)	Section 3.3(c) of the Disclosure Schedules lists for each of the Company’s Subsidiaries its authorized share capital and the amount of its outstanding issued shares. Except as disclosed in Section 3.3(c) of the Disclosure Schedules, all of the outstanding shares of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and are owned, beneficially and of record, by the Company free and clear of all Liens other than Permitted Liens and restrictions on transfer contained in constituting documents and applicable securities Laws.

Section 3.4 Government Approvals, Notices and Filings

Except for the Competition Act Clearance and the HSR Act Clearance, no material consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Authority is required to be obtained or given by the Company or any of the Company’s Subsidiaries with respect to the execution, delivery or performance by the Company of this Agreement or any of the other Transaction Documents to which either is a party or the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

Section 3.5 Third Party Consents, Approvals and Notices

Except as set forth in Section 3.5 of the Disclosure Schedules, no consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Company or any of the Company’s Subsidiaries with respect to the execution, delivery or performance by the Company of this Agreement or any of the other Transaction Documents to which either is a party or the consummation of the transactions hereunder.

Section 3.6 Absence of Breach; Non-Contravention

The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated herein or under the other Transaction Documents by the Company does not and will not with the passage of time or the giving of notice or both:

(i)	subject to obtaining the consents and approvals and giving the notices set forth in Section 3.5 of the Disclosure Schedules, result in a material breach of or constitute a default by the Company or any of the Company’s Subsidiaries or result in any right of termination or acceleration under any Material Contract, Real Property Lease or material Permit;

(ii)	subject to obtaining the Competition Act Clearance and the HSR Clearance, result, except on account of facts or circumstances concerning the Purchaser and/or its Affiliates, in a material violation of or material default under any Law or any Order, now in effect having applicability to the Company or any of the Company’s Subsidiaries;

(iii)	result in the creation of any Lien upon any of the assets of the Company or any of the Company’s Subsidiaries, except for any Permitted Lien; or

(iv)	violate any provisions of any charter document or by-law (or similar organizational document) of the Company or any of the Company’s Subsidiaries.

Section 3.7 Financial Statements

(a)	The Sellers have delivered to the Purchaser prior to the date hereof copies of the (i) the audited balance sheet, statement of income (loss) and statement of cash flows of the Company and its consolidated Subsidiaries as at and for the fifty-two week periods ended December 28, 2013 and December 29, 2012, including the related notes thereto and (ii) the unaudited balance sheet and statement of earnings of the Company and the consolidated Company’s Subsidiaries as at and for the eight week period ending February 22, 2014 (the financial statements and, in the case of the audited financial statements, the related notes thereunder and the auditors’ report thereon, are collectively referred to as the “Financial Statements”).

(b)	The Financial Statements have been prepared in accordance with generally accepted accounting principles on a consistent basis throughout the periods covered thereby and fairly present in all material respects the financial condition of the Company and the consolidated Company’s Subsidiaries as at the dates thereof and the results of operations, changes in shareholders’ equity and cash flows for the respective periods covered thereby, subject to, in the case of the unaudited Financial Statements, the absence of notes and to normal year-end adjustments.

Section 3.8 The Company’s Assets and Liabilities

The Company has (i) no material assets other than its direct or indirect ownership interest in, and loans from, the Company’s Subsidiaries, as the case may be, (ii) no Liabilities, other than Liabilities arising pursuant to or related to the Closing Indebtedness or the Retained Indebtedness, and (iii) at no time carried on any business or commercial operations, except for any assets, operations or Liability (including Taxes, to the extent of any, in respect of its interest in the Company’s Subsidiaries) incidental to the ownership of shares of the Company’s Subsidiaries.

Section 3.9 Absence of Other Liabilities

Except Liabilities that are or will be (i) reflected, accrued or reserved against in the Financial Statements (including the notes thereto), or the Closing Date Balance Sheet, (ii) disclosed in Section 3.9 of the Disclosure Schedules, (iii) incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, (iv) referred to in Section 2.3(ii), Section 2.3(iii) and Section 2.3(iv), or (v) incurred in the Ordinary Course since December 31, 2013, none of the Company or any of the Company’s Subsidiaries have any material Liabilities.

Section 3.10 Absence of Changes

Except as set forth in, or permitted by, this Agreement or in Section 3.10 of the Disclosure Schedules, since December 31, 2013 to the date hereof:

(i)	the Business has been conducted in all material respects in the Ordinary Course;

(ii)	the Company and the Company’s Subsidiaries have not taken any material action that would otherwise be restricted under Section 6.1; and

(iii)	there has not occurred a Material Adverse Effect.

Section 3.11 Real Property

(a)	Section 3.11(a) of the Disclosure Schedules sets forth, as of the date of this Agreement, a list of the leases, offers to lease, subleases, or any other occupancy agreement in respect of real property to which the Company or any of the Company’s Subsidiaries is a party (as lessor lessee, sublessor or sublessee), in each case as amended, modified, extended and supplemented to date (collectively, the “Real Property Leases”). The Company and each of the Company’s Subsidiaries that are party to the Real Property Leases have a valid leasehold interest in all real property leased pursuant to the Real Property Leases in each case free and clear of all Liens except for Permitted Liens. Each Real Property Lease is a legal, valid and binding agreement, enforceable in accordance with its terms, against the Company or one of the Company’s Subsidiaries party thereto, as applicable, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles. The Sellers have made available to the Purchaser true, correct and complete copies of all Real Property Leases. Except as disclosed in Section 3.11(a) of the Disclosure Schedules, each Real Property Lease is in full force and effect, and neither the Company nor any of the Company’s Subsidiaries, is in default in payment of rent or in performance of its material obligations thereunder and, to the Knowledge of the Company, no other Person, is in default thereunder. To the Knowledge of the Company, there are no disputes with any lessor or sublessor under any Real Property Lease and no party to any Real Property Lease has delivered a written demand for early termination thereof. All facilities located on or comprising the real property leased by the Company or any of the Company’s Subsidiaries (the “Leased Real Property”): (i) have received all Permits required for the operation of the Business as currently conducted (ii) have been operated and maintained in all respects in accordance with all applicable Laws, (iii) are supplied with utilities and other services reasonably necessary for the operation of such facilities in order to conduct the Business as currently conducted and (iv) are in good condition and the systems located therein are in good working order and condition.

(b)	As of the date of this Agreement, the Company and the Company’s Subsidiaries do not own any real property.

Section 3.12 Personal Property

The Company and the Company’s Subsidiaries have good title to or a valid leasehold, license or other similar interest in all of the material tangible personal property of the Company and the Company’s Subsidiaries used in the conduct of the Business as currently conducted, free and clear of all Liens, except for Permitted Liens. Except as disclosed in Section 3.12 of the Disclosure Schedules, to the Knowledge of the Company, the material tangible personal property of the Company and the Company’s Subsidiaries used in the conduct of the Business as currently conducted is suitable for the purposes for which it is being used and is in satisfactory working condition in all material respects having regard to its age, use, normal wear and tear and maintenance.

Section 3.13 Contracts

(a)	Section 3.13 of the Disclosure Schedules sets forth a list, as of the date of this Agreement, of each of the following Contracts (including all amendments, modifications, extensions or renewals) to which the Company or any of the Company’s Subsidiaries is a party (collectively, the “Material Contracts”), except for the Real Property Leases and any Contract or agreement that will be terminated at Closing in connection with the transactions contemplated herein:

(i)	Contracts relating to joint ventures, alliances or partnerships;

(ii)	Contracts providing for payments by or to the Company or any of the Company’s Subsidiaries (whether for products or services), in each case, in excess of $350,000 in any fiscal year and which have a term of more than one (1) year or which are capable of being extended by their terms beyond one (1) year, other than (x) Contracts which may be terminated, without penalty, by the Company or any of the Company’s Subsidiaries on notice of ninety (90) days or less and (y) purchase orders for the sale of goods to customers or purchase of inventory, supplies and/or equipment, in each case, in the Ordinary Course;

(iii)	all confidentiality, secrecy or non-disclosure Contracts (other than those entered into in the Ordinary Course) or Contracts that materially restrain, limit or materially impede the Company or any of the Company’s Subsidiaries thereof ability to compete with or conduct any business or line of business, solicit employees or clients, operate the manufacturing facilities at maximum production capacity or otherwise conduct its business;

(iv)	all Contracts of employment or engagement for employees and consultants of the Company or any of the Company’s Subsidiaries (x) whose annual base salary or fee is, in each case, in excess of $150,000 or (y) which provide for any length of notice payments or benefits (other than benefits payable at common law or under statute) upon (A) such individual’s termination of employment or engagement or (B) a change in control;

(v)	all Contracts relating to indebtedness for borrowed money of the Company or any of the Company’s Subsidiaries;

(vi)	all Contracts for capital expenditures in excess of $350,000;

(vii)	Contracts between or among the Company or any of the Company’s Subsidiaries, on the one hand, and any Seller or any current or former officer, director, shareholder or Affiliate (other than the Company or a Company Subsidiary) of any of the Company or a Company Subsidiary, on the other hand, other than any Benefit Plan or employment Contract;

(viii)	Contracts for the sale of any material assets of the Company or any of the Company’s Subsidiaries in the past three (3) years, other than in the Ordinary Course;

(ix)	Contracts relating to the acquisition by the Company or any of the Company’s Subsidiaries of any operating business or the capital stock of any other Person in the past three (3) years;

(x)	Contracts under which the Company or any of the Company’s Subsidiaries has made advances or loans to any other Person, except (A) advancement of reimbursable ordinary and necessary business expenses made to directors, officers and employees of the Company or any of the Company’s Subsidiaries or (B) to the extent made in the Ordinary Course;

(xi)	Outstanding agreements of guaranty, surety or indemnification by the Company or any of the Company’s Subsidiaries, except for provisions for indemnification contained in agreements entered into in the Ordinary Course (other than for indebtedness for borrowed money);

(xii)	Contracts requiring the Company or any of the Company’s Subsidiaries to purchase all or substantially all of their requirements of a particular product from a supplier, except for Contracts relating to the purchase of inventory in the Ordinary Course;

(xiii)	Contracts under which the Company or any of the Company’s Subsidiaries are a licensee, sublicensee or licensor of patents, Trademarks, service marks, trade names or copyrights to or from any third party;

(xiv)	any settlement, conciliation or similar agreement, the performance of which will involve payment after the execution date of this Agreement for consideration in excess of $250,000 or governmental monitoring, consent decree or reporting responsibilities outside the Ordinary Course;

(xv)	Contracts under which the Company or any of the Company’s Subsidiaries are (i) a lessee or sublessee of any machinery, equipment, vehicle or other tangible personal property or (ii) a lessor of any tangible personal property owned by the Company or any of the Company’s Subsidiaries, in any single lease (or group of related leases with the same party) where the original value of such lease, or group of leases, in the foregoing clause (i) or (ii) has an original value in excess of $250,000;

(xvi)	all Contracts that are a collective bargaining or similar labour Contract covering employees of the Company or any of the Company’s Subsidiaries;

(xvii)	all Contracts pursuant to which any material Intellectual Property has been licensed (x) by the Company or any of the Company’s Subsidiaries to any Person or (y) by any Person to the Company or any of the Company’s Subsidiaries, excluding off-the-shelf commercially available software; and

(xviii)	Contracts that are otherwise material (as reasonably determined by the Sellers) to the Company and the Company’s Subsidiaries, taken as a whole.

(b)	All Material Contracts are in full force and effect and constitute valid and binding obligations of the Company or the Company’s Subsidiary party thereto, as applicable, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

(c)	The Sellers have made available to the Purchaser and/or its representatives a true, correct and complete copy of each Material Contract, together with all amendments, modifications or supplements thereto, other than any Material Contract which is an oral Contract.

(d)	Except as disclosed in Section 3.13 of the Disclosure Schedules, none of the Company or any of the Company’s Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is (or would be with the giving of notice, the lapse of time or the happening of any other event) in material breach or default of any provision of any Material Contract. To the Knowledge of the Company, no party to any Material Contract has exercised or has threatened to exercise any termination rights with respect thereto.

Section 3.14 Intellectual Property Rights

Section 3.14 of the Disclosure Schedules lists, as of the date hereof, all registered Intellectual Property, all applications therefor and all material unregistered Trademarks, owned by the Company or any of the Company’s Subsidiaries (“Registered Intellectual Property”). Except as set forth in Section 3.14 of the Disclosure Schedules, to the Knowledge of the Company all registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property are valid, enforceable and in full force and effect and, to the Knowledge of the Company, no loss of any rights in any such Registered Intellectual Property is pending or threatened, other than natural expiration of patents not due to any act or omission by the Company or any of its Subsidiary. The Company or one of the Company’s Subsidiaries own all right, title and interest in and to, or have the valid right to use, free and clear of all Liens (other than Permitted Liens and encumbrances arising pursuant to Contracts) all Intellectual Property that is owned, used or licensed the Company or any of the Company’s Subsidiaries that is used in and material to the Business as currently conducted. The Company and each of the Company’s Subsidiaries has taken commercially reasonable measures to protect the confidentiality of and prevent unauthorized access, use and disclosure of its material trade secrets. All material Intellectual Property developed for the Company and each of its Subsidiaries was developed by employees, contractors, consultants or other Persons either (i) within the scope of their employment such that all such material Intellectual Property is owned by the Company or Subsidiary, as the case may be, by operation of law or (ii) pursuant to written agreements assigning all such material Intellectual Property to the Company or Subsidiary, as the case may be. Each employee, contractor, consultant or other Person who developed any material Intellectual Property for the Company has executed a written agreement assigning all such Intellectual Property to the Company or a Subsidiary, as the case may be, or the Company or Subsidiary is the owner of all such Intellectual Property by operation of law. To the Knowledge of the Company, no Intellectual Property of any of the

Company or any of the Company’s Subsidiaries is being infringed, misappropriated or otherwise violated by any other Person. Except as set forth in Section 3.14 of the Disclosure Schedules, (i) neither the conduct of the Business nor any product or service of the Company or any of the Company’s Subsidiaries has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Intellectual Property or privacy or publicity right of any Person and (ii) neither the Company nor any of the Company’s Subsidiaries has received any written notice within the past three (3) years from a third Person claiming that conduct by the Company or any of the Company’s Subsidiaries of its Business or any product or service of the Company or any of the Company’s Subsidiaries has resulted or will result in the infringement, misappropriation or other violation of any Intellectual Property, privacy or publicity right of any third Person, except for such instances where the claim has been settled. Immediately following the Closing, the Company and the Company’s Subsidiaries will have the same rights and privileges in the Intellectual Property owned by, or used in the Business of, the Company and the Company’s Subsidiaries as the Company and the Company’s Subsidiaries had in the Intellectual Property immediately prior to Closing without payment of additional fees.

Section 3.15 Employee Benefit Plans

(a)	Section 3.15(a) of the Disclosure Schedules completely and accurately lists, as of the date hereof, all employee benefit plans of the Company and the Company’s Subsidiaries, including all plans, agreements, arrangements or policies, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), relating to employment, sick pay, retirement or leave (other than those required by Law), vacation pay or severance pay (other than those required by Law), deferred or incentive compensation, pension, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements (other than those required by Law), health benefits (other than those required by Law), disability benefits, insurance benefits and all other employee benefits or material fringe benefits including any registered pension benefit plans, under which the Company or any of the Company’s Subsidiaries have any liability, including secondary and contingent liability but excluding any Canadian Statutory Plans (each individually, referred to as a “Benefit Plan” and, collectively, referred to as the “Benefit Plans”). Except as set forth in Section 3.15(a) of the Disclosure Schedule, as may be required by applicable Law, the terms of the Benefit Plans or as contemplated by this Agreement, the Company and the Company’s Subsidiaries do not have any plan or commitment to modify any existing Benefit Plan or to implement any arrangement that would upon implementation constitute a Benefit Plan.

(b)	True, correct and complete copies of each Benefit Plan and any related documents, including all amendments thereto, summary plan descriptions or summaries provided by the applicable insurance company, related trust agreements, insurance contracts and other funding agreements that implement each such Benefit Plan, full details of any unwritten Benefit Plan, any correspondence from a Governmental Authority with respect to any matter that remains unresolved, or any matter that resulted in the imposition of Liability on the Company or any of the Company’s Subsidiaries or ERISA Affiliates, have been furnished to Purchaser. There has also been furnished to Purchaser, with respect to each such Benefit Plan, if applicable, the most recent favorable determination or opinion letter issued by the IRS, the most recently filed report on Form 5500 (including all schedules and attachments) and the most recent actuarial report or valuation.

(c)	Each Benefit Plan has been administered and operated in all material respects in accordance with the terms of such Benefit Plan and applicable Law. Each Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service to the effect that each such Benefit Plan is so qualified and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or opinion. The Company and the Company’s Subsidiaries have fulfilled all of their respective obligations with respect to employee benefit plans that would otherwise be Benefit Plans, except for the fact such plans are required by Law or are Canadian Statutory Plans. All contributions or payments required to be made to or with respect to any Benefit Plan have been timely made and all Liabilities with respect to any Benefit Plan are properly reflected in the Financial Statements.

(d)	Each Benefit Plan that is required to be funded has been contributed to and, to the extent required by applicable Law, is funded on a going concern, solvency and winding-up basis in accordance with its terms and applicable Law.

(e)	All reports and disclosure relating to the Benefit Plans required to be filed or distributed have been filed or distributed in material compliance with applicable Law.

(f)	No Benefit Plan is (i) a “multiemployer plan” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (iii) subject to Sections 412 or 4971 of the Code, Section 302 of ERISA or Title IV of ERISA (a “Pension Plan”) or (iv) a plan that is a “registered pension plan” or a “retirement compensation arrangement” as each such term is defined in the ITA. Neither the Company nor any of the Company’s Subsidiaries or ERISA Affiliates have, at any time during the last six years, maintained, established, sponsored, participated in, contributed to, been obligated to contribute to, or otherwise incurred any obligations or liability (including any contingent liability) with respect to any Multiemployer Plan, Multiple Employer Plan, or any Pension Plan. Neither the Company nor any of the Company’s Subsidiaries or ERISA Affiliates have engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA. Neither the Company, the Company’s Subsidiaries or ERISA Affiliates nor any other person, including any fiduciary, has engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any Benefit Plan or any related trust, the Company or any of the Company’s Subsidiaries or ERISA Affiliates or any person that the Company or any of the Company’s Subsidiaries have an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(g)	Other than claims in the Ordinary Course with respect to the Benefit Plans, there are no actions, suits or claims pending with respect to any Benefit Plan. The Company and the Company’s Subsidiaries have taken commercially reasonable measures with respect to their employees to protect the confidential nature of trade secrets and proprietary information.

(h)	Neither the Company nor any of the Company’s Subsidiaries maintains or contributes to or is obligated to establish, maintain or contribute to any Benefit Plan which provides post-retirement or post-employment benefits to employees other than as required by applicable Law (including the group health plan continuation of coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title 1 of ERISA).

(i)	No Benefit Plan is, or has been, in whole or in part, a “nonqualified deferred compensation plan” subject to Section 409A of the Code.

(j)	The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer or director of the Company or any of the Company’s Subsidiaries to any retirement, severance, change in control or any other payment, bonus or enhanced or accelerated benefit (including any lapse of repurchase rights or obligations with respect to any equity plans or other benefit under any compensation plan or arrangement of the Company or any of the Company’s Subsidiaries), or (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due any such employee, officer or director, or result in any limitation on the right of the Company or any of the Company’s Subsidiaries to amend, merge or terminate any Benefit Plan.

Section 3.16 Labour Relations

(a)

There are no labour proceedings pending or unfair labour practice complaints or, to the Knowledge of the Company, threatened before any Governmental Authority in any jurisdiction with respect to the Company or any of the Company’s Subsidiaries. There is no labour strike, work stoppage or lockout pending or, to the Knowledge of the Company, threatened against the Company or any of the Company’s Subsidiaries and no such event has occurred within the last five (5) years. Neither the Company nor any of the Company’s Subsidiaries is a party to or bound by any collective bargaining agreement or Contract with any union or employee association and no collective bargaining agreement or Contract with any union or employee association is currently being negotiated by the Company or any of the Company’s Subsidiaries with respect to the employees of the Company or any of the Company’s Subsidiaries. No union, council of unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Company or any of the Company’s Subsidiaries by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the Knowledge of the Company, threatened to apply to be certified as the bargaining agent of any employees of the Company or any of the Company’s Subsidiaries or to have the Company or any of the Company’s Subsidiaries declared a common or related employer pursuant to applicable Laws. To the Knowledge of the Company, there are no threatened or pending union organizing activities involving any employees of the Company or the Company’s Subsidiaries.

(b)	The Company and the Company’s Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including, but not limited to, pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations, Orders or Legal Proceedings under any such Laws.

(c)	All material amounts due or accrued due for all salary, wages, bonuses, commissions, consulting fees, vacation with pay, sick days and benefits under the Benefit Plans have either been paid or are accurately reflected in the Company Books and Records.

(d)	Section 3.16 of the Disclosure Schedules contains a correct and complete list of each employee and independent contractor/consultant of the Company and the Company’s Subsidiaries, with an annual base salary or aggregate annual consulting fees in excess of $75,000, whether actively at work or not, showing without names or employee numbers their salaries, wage rates, commissions and consulting fees, as applicable, bonus arrangements, benefits, positions, status as full-time or part-time employees, location of employment, cumulative length of service with the Company and whether they are subject to a written employment Contract. Section 3.16 of the Disclosure Schedules contains for each such employee their annual vacation entitlement in days, their accrued and unused vacation days as of March 31, 2014, any other annual paid time off entitlement in days and their accrued and unused days of such other paid time off as of March 31, 2014.

(e)	Each consultant who is disclosed on Section 3.16 of the Disclosure Schedules has been properly classified by the Company or the Company’s Subsidiaries as a consultant and the Company and the Company’s Subsidiaries have not received any notice from any Governmental Authority disputing such classification.

(f)	There are no outstanding assessments, penalties, fines, liens, charges surcharges, or other amounts due or owing pursuant to any workers compensation legislation and the Company and the Company’s Subsidiaries have not been reassessed in any material respect under such legislation during the past four (4) years and, to the Knowledge of the Company, no audit of the Company or the Company’s Subsidiaries is currently being performed pursuant to any applicable workers compensation legislation. There are no claims or, to the Knowledge of the Company, potential claims which may materially adversely affect the accident cost experience of the Company or the Company’s Subsidiaries.

(g)	The Company has provided to the Purchaser all Orders and inspection reports delivered within the preceding three (3) years under applicable occupational health and safety legislation (“OHSA”). There are no charges pending under OHSA. The Company and the Company’s Subsidiaries have complied in all material respects with any Orders issued under OHSA and there are no appeals of any Orders under OHSA currently outstanding.

(h)	Except as disclosed on Section 3.16 of the Disclosure Schedules, to the Knowledge of the Company, no director, officer, employee or consultant of the Company or the Company’s Subsidiaries is employed under a work visa or similar permit and the Company and its Subsidiaries are in material compliance with all applicable immigration-related laws.

Section 3.17 Taxes and Tax Returns

Except as set forth in Section 3.17 of the Disclosure Schedules:

(a)	the Company and each of the Company’s Subsidiaries have filed or caused to be filed on a timely basis, subject to applicable extensions, all material Tax and information returns, elections, reports, claim for refunds or other declarations relating to Taxes required by applicable Laws to be filed by it, including any schedule or attachment thereto and any amendments submitted to a Governmental Authority (collectively, the “Tax Returns”) and all such Tax Returns are complete and correct in all material respects and the Company and each of the Company’s Subsidiaries have paid or caused to be paid on a timely basis all federal, provincial, state, local and foreign taxes (including, but not limited to, income, profits, franchise, property (real, tangible and intangible), unclaimed property, sales, goods and services, customs, duties, use, unemployment, payroll, employment insurance, governmental pension plan premiums and contributions, deductions at source, withholding, gross receipts, business license, transfer, capital, net worth, gains, excise, social security and workers’ compensation taxes and estimated income and franchise tax payments, and penalties, interest and fines with respect to any thereof) imposed by any Governmental Authority (collectively, the “Taxes”) set forth on such Tax Returns as due and payable by it with respect to the periods covered by such Tax Returns;

(b)	the Company and each of the Company’s Subsidiaries have made adequate and timely instalments of Taxes required to be made and since the most recent Financial Statements, the Company and each of the Company’s Subsidiaries have only incurred liabilities for Taxes in the Ordinary Course;

(c)	there are no Legal Proceedings now pending or, to the Knowledge of the Company, threatened against the Company or any of the Company’s Subsidiaries in respect of any material Taxes of the Company or any of the Company’s Subsidiaries;

(d)	neither the Company nor any of the Company’s Subsidiaries has received written notice from any Governmental Authority of any deficiency relating to the payment or assessment of any Taxes for any period which remains unsettled at the date hereof and there exists no reasonable basis to believe that any such deficiency exists in excess of reserves and accruals set forth in the Financial Statements or in the Company Books and Records;

(e)	neither the Company nor any of the Company’s Subsidiaries has executed any waiver (which has not expired) of any statute of limitations on the assessment or collection of Taxes with respect to the Company or any of the Company’s Subsidiaries or executed any agreement now in effect extending the period of time to assess or collect any material Taxes with respect to the Company or any of the Company’s Subsidiaries;

(f)	there are no material Liens for Taxes (other than Permitted Liens) upon, pending against or, to the Knowledge of the Company, threatened against any assets of the Company or any of the Company’s Subsidiaries;

(g)	neither the Company nor any of the Company’s Subsidiaries is a party to any tax sharing agreement other than a Contract not primarily related to Taxes, such as financing agreements with gross-up provisions or leases with tax escalation provisions, and all amounts payable with respect to (or by reference to) Taxes pursuant to such Contracts have been timely paid in accordance with the terms of such Contracts;

(h)	the Company and each of the Company’s Subsidiaries have withheld and collected all Taxes required by applicable Laws to be withheld or collected by them and have remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any applicable Laws;

(i)	neither the Company nor any of the Company’s Subsidiaries is subject to a material Tax holiday or Tax incentive or grant in any jurisdiction (collectively, a “Tax Incentive”) that will terminate (or be subject to a clawback or recapture) as a result of the transactions contemplated by this Agreement and to the Knowledge of the Company, no Tax Incentive that was realized on or prior to the Closing Date to be subject to recapture as a result of any actions or activities following the Closing Date;

(j)	neither the Company nor any of the Company’s Subsidiaries owns an interest in any Flow-Thru Entity;

(k)	neither the Company nor any of the Company’s Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Authority that relates to the Taxes or Tax Returns of the Company or any of the Company’s Subsidiaries, and no power of attorney granted by the Company or any of the Company’s Subsidiaries with respect to any Taxes that is currently in force;

(l)	the Company and each of the Company’s Subsidiaries have complied in all material respects (including maintaining appropriate documentation) with all transfer pricing rules applicable to the Company and the Company’s Subsidiaries under applicable Tax Laws (including those contained in the Code or the ITA);

(m)	the Company and each of the Company’s Subsidiaries have not, and have never been deemed to have for purposes of the ITA, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the ITA;

(n)	the Purchased Stock is not “taxable Canadian property” within the meaning of the ITA;

(o)	the payment of the Transaction Expenses on behalf of the Company and the Company’s Subsidiaries will not result in the application of Section 15 of the ITA, or any equivalent provision under applicable Laws, to the Company or any of the Company’s Subsidiaries;

(p)	there are no circumstances existing which could result in the application of Section 17, Section 78, Section 79, or Sections 80 to 80.04 of the ITA, or any equivalent provision under applicable Laws of Canada or any province thereof, to the Company and the Company’s Subsidiaries;

(q)	the Company was a “Canadian controlled private corporation”, as defined in the ITA, at each relevant time it issued Options to Seller Option Holders;

(r)	neither Company nor any of the Company’s Subsidiaries is liable for Taxes of any other Person as a result of successor liability, transferee liability, otherwise by operation of Law, by reason of joint and/or several liability or under an agreement other than a Contract not primarily related to Taxes, such as financing agreements with gross-up provisions or leases with tax escalation provisions;

(s)	Protenergy US has not been, in the past two (2) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368, and Protenergy US has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement;

(t)	Protenergy US is not (and has not been within the past five (5) years) a “United States real property holding corporation” within the meaning of Code Section 897(c);

(u)	Protenergy US has not engaged in any “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates) that could affect the income Tax liability for any period not closed by the statute of limitations;

(v)	there is no contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of Protenergy US that, individually or collectively, could cause the transactions contemplated by this Agreement to give rise to a (or already has resulted in a) payment or provision of any other benefit (including accelerated vesting) by Protenergy US that could not be deductible by reason of Code Section 280G or could be subject to an excise Tax under Code Section 4999;

(w)	neither the Company nor any of the Company’s Subsidiaries is obligated to pay, gross-up or otherwise indemnify any employee or contractor for any Taxes including potential Taxes imposed under Code Section 409A or Code Section 4999;

(x)	neither the Company nor any of the Company’s Subsidiaries will recognize taxable income on the discharge of any intercompany payables or receivables as contemplated by Section 6.6 in a taxable period other than a Sellers’ Tax Period, and no net operating loss, non-capital loss or other Tax attribute or Tax credit of the Company or the Company’s Subsidiaries shall be reduced as a result of the discharge of any intercompany payables or receivables as contemplated by Section 6.5; and

(y)	Protenergy US is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) (A) an instalment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of any state or local Laws), (B) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal Income Tax purposes (or any similar doctrine under state or local Laws), or (C) any prepaid amounts received on or prior to the Closing Date; except to the extent that such instalment sale, open transaction or prepaid amount results in an offsetting liability which is taken into account in the determination of Closing Net Working Capital (as in the case, for example, of a deposit or deferred revenue); (ii) a change in method of accounting requested or occurring on or prior to the Closing Date; (iii) an agreement entered into with any Government Authority (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (iv) an election (including a protective election) pursuant to Code Section 108(i).

Notwithstanding anything herein to the contrary, Sellers’ representations and warranties in Section 3.17(a), (b) and (d) are made exclusively with respect to Taxes of the Company or any of the Company’s Subsidiaries for any Sellers’ Tax Period, and Sellers shall have no liability for any Losses of the Company or any of the Company’s Subsidiaries for any Purchaser’s Tax Period arising out of any breach or inaccuracy of such representations and warranties.

Section 3.18 Insurance

Section 3.18 of the Disclosure Schedules lists, as of the date hereof, all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company and the Company’s Subsidiaries. Each policy set forth in Section 3.18 of the Disclosure Schedules is valid and binding and in full force and effect. There is no material claim pending under any such policies as to which coverage, to the Knowledge of the Company, has been questioned, denied or disputed. All premiums with respect to such policies are currently paid. To the Knowledge of the Company, no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries within the preceding three (3) years with respect to any policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination. Except as disclosed in Section 3.18 of the Disclosure Schedule, neither Company nor any of the Company’s Subsidiaries has any self-insurance, deductible retention or co-insurance programs.

Section 3.19 Environmental Matters

(a)	Except as set forth in Section 3.19 of the Disclosure Schedules:

(i)	the Company and each of the Company’s Subsidiaries are and have been in compliance in all material respects with, and no material Liability has arisen under, applicable Environmental Laws or Environmental Permits;

(ii)	neither the Company nor any of the Company’s Subsidiaries has within the past five (5) years received any written notice from any Governmental Authority or Person alleging material non-compliance with or material Liability under any applicable Environmental Law or Environmental Permit;

(iii)	neither the Company nor any of the Company’s Subsidiaries has released any Hazardous Materials at, from, on or under the Leased Real Property or any real property formerly owned, leased or occupied by the Company or any of the Company’s Subsidiaries, except in compliance in all material respects with applicable Environmental Laws or except as would not reasonably be expected to result in a material Liability under applicable Environmental Laws or which has been fully remediated in compliance with Environmental Laws. To the Knowledge of the Company, no Hazardous Materials exist on, at, in or under the Leased Real Property, and no Hazardous Materials existed on, at, in or under any property formerly owned, leased or used by the Company or any of the Company’s Subsidiaries while owned, leased or used by same including any Hazardous Materials migrating from any offsite source, except as would not result in a material Liability under applicable Environmental Laws;

(iv)	there are no material Legal Proceedings of any kind or nature pending or, to the Knowledge of the Company, threatened against the Company or any of the Company’s Subsidiaries pursuant to any applicable Environmental Laws or Environmental Permits; and

(v)	neither the Company nor any of the Company’s Subsidiaries is subject to any material outstanding or unsatisfied Order, nor to the Knowledge of the Company, threatened by such Order, with any Governmental Authority or Person with respect to any Environmental Law or Environmental Permit and no Liens arising under any Environmental Laws have been recorded on the Leased Real Property.

(b)	Schedule 3.19(b) lists all reports and documents relating to the environmental matters affecting the Company and each of the Company’s Subsidiaries, the Leased Real Property or any real property formerly owned, leased or occupied by the Company or the Company’s Subsidiaries which are in the possession or under the control of the Sellers. Copies of all such reports and documents have been provided to the Purchaser. To the Knowledge of the Company, there are no other reports or documents relating to environmental matters affecting the Company and any of the Company’s Subsidiaries, the Leased Real Property or any real property formerly owned, leased or occupied by the Company or the Company’s Subsidiaries, which are in the possession or under the control of the Sellers, and which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise.

(c)	Notwithstanding any provision of this Agreement to the contrary, except for Section 3.4 and Section 3.20, this Section 3.19 shall be the exclusive representation and warranty in respect of environmental matters (including non-compliance with any Environmental Law) and in respect of any condition, Liabilities or losses arising from such matters.

Section 3.20 Permits and Licenses

Section 3.20 of the Disclosure Schedules sets forth all material Permits of the Company and of the Company’s Subsidiaries including any Permits required by Environmental Laws (collectively, the “Environmental Permits”) necessary for the lawful operation of the Business as presently conducted and held. Each such Permit is valid, binding and in full force and effect and is not subject to any conditions except conditions applicable to such Permits generally, or as otherwise disclosed on the face of such Permits. Neither the Company nor any of the Company’s Subsidiaries is in material default (or with the giving of notice or lapse of time or both, would be in material default) under any such Permit.

Section 3.21 Compliance with Laws

The Company and each of the Company’s Subsidiaries are in compliance in all material respects with the requirements of all applicable Laws and Orders which affect them or their Business or assets or to which they are subject (but excluding Environmental Laws which are covered by Section 3.19, Laws regarding Taxes which are covered exclusively by Section 3.17 and Laws regarding employment/labour/benefits matters which are covered exclusively by Section 3.15 and Section 3.16) (the “Subject Laws”). Neither the Company nor any of the Company’s Subsidiaries has received within the last twelve (12) months any written or, to the Knowledge of the Company oral, notice or other communication from any Governmental Authority with respect to a material violation and/or material failure to comply with the Subject Laws. To the Knowledge of the Company, neither the Company nor any of the Company’s Subsidiaries is under investigation with respect to the material violation of any Laws. Neither the Company, the Company’s Subsidiaries or any of their respective directors, officers, or, to the Knowledge of the Company, employees has, with respect to the Business (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic official or employee of a Governmental Authority, or (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person.

Section 3.22 Related Party Transactions

(a)	Except (i) as set forth in Section 3.22 of the Disclosure Schedules, (ii) in respect of employment benefits and compensation to officers, directors, and employees, and (iii) those arrangements completed, satisfied or terminated on or before Closing, neither the Company nor any of the Company’s Subsidiaries is a party to any Contract, loan or arrangement with any of the Sellers or any Affiliate, partner, shareholder, director or officer of a Seller (other than the Company or the Company’s Subsidiaries), and no Affiliate, partner, shareholder, director or officer of the Sellers (other than the Company or the Company’s Subsidiaries) owns any material asset, tangible or intangible, which is used in the Business. Each Contract or arrangement between the Company or one of the Company’s Subsidiaries, on the one hand, and any Seller or Affiliate, partner, shareholder, director or officer of any of the Sellers (other than the Company and the Company’s Subsidiaries), on the other hand, is on commercially reasonable terms.

(b)	Except as set forth in Section 3.22 of the Disclosure Schedules, there are no: (A) bonus, golden parachute, retirement, retention, change of control, termination, severance, unemployment compensation, or other benefit or enhanced benefit arrangements with respect to any employees or consultants of the Company or any of the Company’s Subsidiaries, (B) material increases in benefits otherwise payable under any Benefit Plan, (C) entitlements of any employee of the Company or any of the Company’s Subsidiaries to any job security or similar benefit or enhanced benefits, other than an implied right to reasonable notice on termination without cause, or (D) acceleration of the time of payment or vesting of any benefits otherwise payable under any Benefit Plan, other than the Option Plan, or termination of such plan other than at the sole and unfettered discretion of the Company or one of the Company’s Subsidiaries, as applicable, in each case, resulting from the execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement or the consummation of any of the transactions contemplated in this Agreement or the other Transaction Documents.

Section 3.23 Litigation

Except as set forth in Section 3.23 of the Disclosure Schedules, there are no (i) pending or, to the Knowledge of the Company, threatened Legal Proceedings against the Company or any of the Company’s Subsidiaries or (ii) material Orders outstanding against the Company or any of the Company’s Subsidiaries. Except as set forth in Section 3.23 of the Disclosure Schedules, there is no pending or, to the Knowledge of the Company, threatened claim alleging that the Company’s or any of the Company’s Subsidiaries’ product labels, product claims or product advertisements are deceptive, false or misleading in any material respect to consumers or the public.

Section 3.24 Company’s Brokers

Except for the Persons set forth in Section 3.24 of the Disclosure Schedules whose fees, commissions and expenses are the sole responsibility of the Company, neither the Company nor any of the Company’s Subsidiaries has dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 3.25 Accounts Receivable

All accounts receivable of the Company and the Company’s Subsidiaries (a) are valid, (b) are properly reflected on the Company Books and Records in accordance with generally accepted accounting principles, (c) have arisen from bona fide transactions in the Ordinary Course and (d) to the Knowledge of the Company, are not subject to counterclaims, deduction, credit or offset, except in the Ordinary Course and to the extent of any allowance or reserve for doubtful accounts or uncollectability. No Person has any Lien (other than Permitted Liens) on any accounts receivable of the Company or any of the Company’s Subsidiaries or any part thereof, and no agreement for deduction, free services or goods, discount or other deferred price or quantity adjustment has been entered into with respect to any such accounts receivable of the Company or any of the Company’s Subsidiaries, in each case, except for any such Lien, agreement or normal cash discount, which has been incurred or agreed to in the Ordinary Course.

Section 3.26 Inventory

The inventories of the Company and the Company’s Subsidiaries consist of items of quality and quantity usable and saleable in the Ordinary Course, except for obsolete or damaged materials and materials of below-standard quality that have been written off or written down to fair market value, or for which adequate reserves have been provided in the Financial Statements; and the values at which such inventories are carried in the Financial Statements have been determined in accordance with generally accepted accounting principles. To the Knowledge of the Company, except for its products put on hold in the Ordinary Course, all products of the Company and the Company’s Subsidiaries which were manufactured by or on behalf of the Company and the Company’s Subsidiaries prior to the Closing were manufactured in compliance in all material respects with all applicable product specifications, good manufacturing practices and applicable Laws.

Section 3.27 Customer/Supplier Relationships

Section 3.27 of the Disclosure Schedules contains a true, correct and complete list of the top twenty (20) largest customers (the “Top Customers”) of the Company and the Company’s Subsidiaries determined by dollar volume of sales for the for the fifty-two (52) week period ended December 28, 2013 and the twelve week period ended March 29, 2014 and a true, correct and complete list of the top twenty (20) largest suppliers (the “Top Suppliers”) of the Company and the Company’s Subsidiaries determined by dollar volume of expenditures for the fifty-two (52) week period ended December 28, 2013 and the twelve week period ended March 29, 2014. Since September 30, 2013, there has not been, and neither the Company, the Company’s Subsidiaries or any of the Sellers has received written or, to the Knowledge of the Company oral, notice of, any termination or cancellation of the business relationship with any of the Top Customers or Top Suppliers, and none of the Top Customers or Top Suppliers have indicated in writing, or to the Knowledge of the Company orally, in each case, within the preceding twelve (12) months, that they do not plan to renew their customer contracts or supplier Contracts, as applicable, when due for renewal in the Ordinary Course and on terms as favorable in the aggregate as those currently in place in all material respects.

Section 3.28 Product Warranty, Recalls, Advertising and Label Claims

Since December 31, 2012, other than in the Ordinary Course for customary warranty obligations or within generally accepted quality variations in engineering, design, manufacturing and fabrication processes and except as set forth in Section 3.28 of the Disclosure Schedules, there have been no claims against the Company or any of the Company’s Subsidiaries alleging any material defects in their products, or alleging any material failure of the products or services of the Company or any of the Company’s Subsidiaries to meet applicable specifications, warranties or contractual commitments. To the Knowledge of the Company, the Company’s and the Company’s Subsidiaries’ finished goods which have been produced but not sold, except those that are on hold in the Ordinary Course, by the Company and the Company’s Subsidiaries prior to the date hereof, or which have been sold to customers during the twelve (12) calendar months prior to the date hereof, are free from material defects. To the Knowledge of the Company, since January 1, 2013, except as set forth on Section 3.28 of the Disclosure Schedules, no products produced or sold by the Company or any of the Company’s Subsidiaries have been subject to a recall, withdrawal or similar action. To the Knowledge of the Company, except as set forth on Section 3.28 of the Disclosure Schedules, the Company’s and the Company’s Subsidiaries’ advertising and product labels are accurate regarding product performance, characteristics or contents in all material respects, excluding with respect to any such products for which the related formulations are not owned by the Company or the Company’s Subsidiaries.

Section 3.29 Directors and Officers; Bank Accounts

Section 3.29 of the Disclosure Schedules sets forth a true, correct and complete list of all directors and officers of the Company and the Company’s Subsidiaries, as applicable. Section 3.29 of the Disclosure Schedules lists all of the bank accounts, safety deposit boxes and lock boxes (designating all authorized signatories with respect thereto) of the Company and the Company’s Subsidiaries.

Section 3.30 Necessary Capital Expenditures

To the Knowledge of the Company (i) during the past twelve (12) months, the Company and the Company’s Subsidiaries have incurred all capital expenditures necessary to operate the Business in all material respects as currently conducted, and (ii) during the period from December 29, 2013 to the date of this Agreement, the Company and the Company’s Subsidiaries have undertaken capital projects through operating leases as provided for in the capital plan of the Company and the Company’s Subsidiaries to the extent disclosed in Section 3.30 of the Disclosure Schedules. Except as set forth on Schedule 6.7 or with respect to maintenance and repair in the Ordinary Course, to the Knowledge of the Company no other capital expenditures are necessary to operate the Business in all material respects as currently conducted.

Section 3.31 Investment Canada Act

(a)	Neither the Company nor any of the Company’s Subsidiaries is a “cultural business” within the meaning of Subsection 14.1(5) of the Investment Canada Act (Canada).

(b)	The book value of the assets of the Company calculated in accordance with the Investment Canada Act is less than $354 million.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, severally, and not jointly or jointly and severally, as to itself only, represents and warrants to the Purchaser, subject to such exceptions as are disclosed in Schedule 4, as follows:

Section 4.1 Authority of Sellers and Enforceability

(a)	Such Seller has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

(b)	The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party have been duly authorized by all necessary corporate or other action of such Seller, as applicable.

(c)	This Agreement has been, and the other Transaction Documents to which such Seller is a party when executed will be, duly executed and delivered by such Seller.

(d)	This Agreement constitutes, and the other Transaction Documents to which such Seller is a party when executed will constitute, a legal, valid and binding obligation of such Seller and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 4.2 Ownership

(a)	Such Seller is (i) the registered owner of the Purchased Stock (hereinafter referred to in this Section 4.2 as such “Seller’s Stock”) indicated as being held by such Seller in Schedule A hereto, and (ii) the beneficial owner of such Seller’s Stock, with good and valid title thereto, free and clear of all Liens other than Permitted Liens referred to in clause (viii) of the definition thereof and restrictions on transfer contained in constituting documents and applicable securities Laws, rights of first refusal and similar rights restricting transfer contained in the Shareholders Agreement or the Option Plan.

(b)	Except for this Agreement, the Options, pursuant to the Shareholders Agreement or as disclosed in Section 4.2 of Schedule 4, such Seller has no options, warrants, subscription or conversion privileges or call rights, exchange rights, or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of securities of the Company.

Section 4.3 Governmental Approvals, Notices and Filings

Except for the Competition Act Clearance, the HSR Act Clearance and as otherwise set forth in Section 4.3 of Schedule 4, no material consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Authority is required to be obtained or given by such Seller with respect to the execution, delivery or performance by such Seller of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

Section 4.4 Third Party Consents, Approvals and Notices

Except as set forth in Section 4.4 of Schedule 4, no material consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by such Seller with respect to the execution, delivery or performance by such Seller of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions hereunder.

Section 4.5 Absence of Breach; Non-Contravention

Except as set forth in Section 4.5 of Schedule 4, the execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated herein or under the other Transaction Documents by such Seller does not and will not with the passage of time or the giving of notice or both:

(i)	subject to obtaining the consents and approvals and giving the notices set forth in Section 4.5 of Schedule 4, result in a material breach of or constitute a default by any such Seller or result in any right of termination or acceleration under any Contract or permit which is material to the business of such Seller to which such Seller is a party;

(ii)	subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Section 4.5 of Schedule 4, result, except on account of facts or circumstances concerning the Purchaser and/or its Affiliates, in a material violation of or material default under any Law or any Order, now in effect having applicability to such;

(iii)	result in the creation of any Lien upon any of the material assets of such Seller, except for any Permitted Lien; or

(iv)	violate any provisions of any charter document or by-law (or similar organizational document) of such Seller.

Section 4.6 Sellers Brokers

Except for the Persons set forth in Section 4.6 of Schedule 4 whose fees, commissions and expenses are the sole responsibility of the Company, such Seller has not dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 4.7 Not a United States Person

Such Seller is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to the Sellers, subject to such exceptions as are disclosed in Schedule 5, as follows:

Section 5.1 Organization of Purchaser

The Purchaser is duly incorporated, amalgamated or organized, validly existing and in good standing under the laws of State of Delaware, as the case may be.

Section 5.2 Authority of Purchaser and Enforceability

(a)	The Purchaser has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

(b)	The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate or other action of the Purchaser.

(c)	This Agreement has been, and the other Transaction Documents to which it is a party when executed will be, duly executed and delivered by the Purchaser.

(d)	This Agreement constitutes, and the other Transaction Documents to which it is a party when executed will constitute, a legal, valid and binding obligation of the Purchaser and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 5.3 Government Approvals, Notices and Filings

Except for the Competition Act Clearance, the HSR Act Clearance and as otherwise set forth in Section 5.3 of Schedule 5, no material consent or approval of, giving of notice to, making filings with, or taking of any action in respect of or by, any Governmental Authority is required with respect to the execution, delivery or performance by the Purchaser of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

Section 5.4 Third Party Consents, Approvals and Notices

No consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Purchaser with respect to the execution, delivery or performance by the Purchaser of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions hereunder.

Section 5.5 Absence of Breach; Non-Contravention

The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated herein or under the other Transaction Documents by the Purchaser does not and will not with the passage of time or the giving of notice or both:

(i)	result in a breach of or constitute a default by the Purchaser or result in any right of termination or acceleration under any material Contract to which the Purchaser is a party or by which the property of the Purchaser is bound or affected, except for any such breach or default which would not materially impair or delay the ability of the Purchaser to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents;

(ii)	subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Section 5.5 of Schedule 5, result in a violation of or default under any Law or Order now in effect having applicability to the Purchaser, except for any such violation or default which would not materially impair or delay the ability of the Purchaser to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents, or adversely affect the legality, validity or enforceability of this Agreement or prohibit, make illegal, enjoin or restrict in any manner the transactions contemplated hereby or under the other Transaction Documents; or

(iii)	violate any provisions of any charter document or by-law (or similar organizational document) restriction of the Purchaser.

Section 5.6 Litigation

There is no Legal Proceeding pending or, to the knowledge of the Purchaser, threatened against the Purchaser, (ii) to the knowledge of the Purchaser, basis for any Legal Proceeding against the Purchaser or any of its Affiliates or (iii) outstanding Order against the Purchaser or any of its Affiliates which, in each case, would reasonably be expected to materially impair or delay the ability of the Purchaser to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents, affect the legality, validity or enforceability of this Agreement or prohibit, make illegal or seek to enjoin or restrain the transactions contemplated by this Agreement or the other Transaction Documents.

Section 5.7 Purchaser Brokers

Except for the Persons set forth in Section 5.7 of Schedule 5 whose fees, commissions and expenses are the sole responsibility of the Purchaser, the Purchaser has not dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 5.8 Financing

The Purchaser has on the date hereof, and shall have at Closing, sufficient available funds to pay the Purchase Price and all other necessary fees, expenses and other amounts in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. The Purchaser confirms that it is not a condition to Closing or any of its other obligations under this Agreement that the Purchaser obtain financing for or in connection with the transactions contemplated by this Agreement.

Section 5.9 Investment Canada Act

The Purchaser is a “WTO investor” as that term is defined in the Investment Canada Act.

Section 5.10 Purchase for Investment.

The Purchaser is acquiring the Purchased Stock solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including securities Laws. The Purchaser agrees that Purchased Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration or qualification under applicable securities Law, except pursuant to an exemption from such registration or qualification under applicable securities Laws. The Purchaser is an “Accredited Investor” (as such term is defined in National Instrument 45-106, as may be amended from time to time, and Rule 501 of Regulation D of the Securities Act of 1933, as may be amended from time to time, as applicable). The Purchaser is able to bear the economic risk of holding the Purchased Stock for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

ARTICLE 6

COVENANTS OF THE COMPANY AND THE SELLERS

Section 6.1 Restrictions

(a)

Except (i) as contemplated by this Agreement, (ii) as set forth in Schedule 6.1 or (iii) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof to the Closing Date, the Company shall, and, as applicable, shall cause each of the Company’s Subsidiaries to, (x) conduct its business in the Ordinary Course, and (y) use commercially reasonable efforts to (A) preserve intact the present business, operations, organization, goodwill and reputation of the Company and the Company’s Subsidiaries, (B) keep available (subject to dismissals, resignations and retirements in the Ordinary Course) the services of present officers and employees of the Company and the Company’s Subsidiaries, (C) maintain the good will of customers, suppliers, lenders and other Persons to whom the Company or any of the Company’s Subsidiaries sells goods or provides services, and (D) maintain substantially the same levels of coverage of insurance as provided on the date hereof. Except as contemplated by this Agreement or as set forth in Schedule 6.1, the Company shall not, and, as applicable, shall cause the Company’s Subsidiaries not to, (except with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed):

(i)	declare, set aside or pay any cash dividends or make any cash distributions upon any of the capital of the Company or repurchase, redeem or otherwise acquire of any outstanding equity interests or other securities of, or other ownership interest in, the Company;

(ii)	sell, lease, transfer or otherwise dispose of, or suffer a Lien (other than Permitted Liens) to exist on, all or any material portion of its assets, except sales to customers in the Ordinary Course, pursuant to existing Contracts or as necessary to fulfill the covenant in Section 6.7;

(iii)	issue, create, assume, guarantee or incur any indebtedness for borrowed money in an aggregate principal amount exceeding $250,000 (net of any amounts of indebtedness discharged during such period), other than (i) in the Ordinary Course, or (ii) pursuant to any Closing Date Indebtedness;

(iv)	authorize, issue, sell or otherwise dispose of any equity securities of the Company or any of the Company’s Subsidiaries, other than (i) the issuance of equity securities pursuant to the terms of the Options and the Benefit Plans, (ii) transactions between the Company and the Company’s Subsidiaries, (iii) as required under the Options or existing Contracts, or (iv) to any of the Sellers (which equity securities would be Purchased Stock);

(v)	split, combine or reclassify any of its equity securities or redeem, purchase, repurchase, retire or otherwise acquire any of its outstanding equity securities, or grant any options, warrants, or rights with respect to any equity securities in its capital (other than pursuant to the Options) or bonds, debentures, notes or other corporate security other than with respect to transactions between the Company and the Company’s Subsidiaries;

(vi)	make any material change in any of the charter documents or capital structure of the Company or any of the Company’s Subsidiaries or cease to operate the Company’s or any of the Company’s Subsidiaries’ properties (either permanently or temporarily other than scheduled shut downs for routine maintenance) or cease to carry on a material part of the Business as operated or carried on immediately before the date hereof;

(vii)	effect any dissolution, winding-up, liquidation or termination of the Company or any of the Company’s Subsidiaries;

(viii)	make any material change to its accounting policies or adopt new accounting policies, in each case, except as required by generally accepted accounting principles, any Governmental Authority, applicable Laws or regulatory guidelines;

(ix)	(A) make any Tax election that is inconsistent with past practices, except as required by applicable Law (B) change or revoke any Tax election, in any material respect, except as required by Law (C) amend or modify any Tax Return or settle or compromise any Tax liability, except in the Ordinary Course or as required by applicable Law, (D) incur any Taxes outside the Ordinary Course, (E) change any accounting method of the Company or any of the Company’s Subsidiaries for income Tax purposes, except as required by applicable Law; (F) enter into any agreement with any Governmental Authority with respect to any Tax or Tax Returns of the Company or any of the Company’s Subsidiaries; (G) surrender a right of the Company to a Tax refund; (H) change an accounting period of the Company any of the Company’s Subsidiaries with respect to any Tax, except as required by Law; or (I) agree to extend the applicable statute of limitations with respect to any Taxes;

(x)	enter into any Benefit Plan or amend in any respect any Benefit Plan or materially increase the compensation or remuneration of any shareholder, director, officer, consultant, employee or other service provider, except, in each case, as required by Law or as required in accordance with the terms of any applicable Benefit Plan in existence on the date hereof;

(xi)	award or make any bonus or profit sharing distribution or similar payment of any kind, except as required by any Benefit Plan or Material Contract in existence on the date hereof;

(xii)	terminate the employment or services of any officer or management employee or pay any severance or termination pay to any officer or management employee or any other employee, other than severance or termination pay as required by any existing Material Contract or Benefit Plan or applicable Laws;

(xiii)	terminate, amend or otherwise modify in any material respect any Material Contract or Real Property Lease or enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof (except that the Company and the Company’s Subsidiaries may enter into a Contract to the extent necessary to fulfill the covenant in Section 6.7);

(xiv)	acquire any business or Person, by merger, amalgamation or consolidation, purchase or sale of substantial assets or equity interests, or by any other manner;

(xv)	settle or compromise any material litigation or claims, requiring payment by the Company in excess of $250,000 in the aggregate or requiring the Company to agree to the granting of injunctive relief or specific performance;

(xvi)	make aggregate capital expenditures in excess of $250,000, except (A) as required by any customer agreement entered into by the Company or any of the Company’s Subsidiaries, or (B) as contemplated by Schedule 6.7;

(xvii)	transfer to any person any rights to the Intellectual Property owned by, licensed to, or held for use or used by the Company, except in connection with sales of the Company’s products or services in the Ordinary Course;

(xviii)	terminate, enter into, amend or otherwise modify any agreements pursuant to which any person is granted manufacturing, marketing, distribution or similar rights of any type or scope or any third party royalty rights with respect to any products or services of the Company, or enter into or amend any strategic alliance, license or sub-license agreement, or joint development agreement, except in the Ordinary Course;

(xix)	discharge any secured or unsecured obligations or liability (whether accrued, absolute, contingent or otherwise), other than obligations and liabilities discharged in the Ordinary Course or liabilities between the Company and the Company’s Subsidiaries;

(xx)	waive or cancel any material claim, account receivable, trade account or right outside the Ordinary Course, or make any gift;

(xxi)	enter into any termination, notice, severance or change of control or retention agreement with the Company’s or any of the Company’s Subsidiaries’ shareholders, directors, officers, employees, consultants or other service providers, except as required by any Benefit Plan in existence on the date hereof;

(xxii)	assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person, except in the Ordinary Course;

(xxiii)	cancel or reduce in any material respect any of their insurance coverage; or

(xxiv)	authorize, agree or otherwise commit, whether or not in writing, to do any of the foregoing.

(b)

The Purchaser shall, promptly following the date hereof, designate three (3) individuals from any of whom the Sellers or the Company may seek approval to undertake any actions not permitted to be taken under Section 6.1(a) and shall ensure that such individuals will respond, on behalf of the Purchaser, to such requests in an expeditious manner, and in any event within five (5) Business Days of such request; provided, that if such request relates to a time sensitive urgent matter of material importance to the business of the Company and the Company’s Subsidiaries such that a reasonable person would deem it unreasonable not to respond to such request within a shorter timeframe and the Sellers or the Company have made such request by telephone and in writing and informed the Purchaser of the critical nature of such request at the time such request was made, the Purchaser shall ensure that such individuals will respond, on behalf of the Purchaser, to such request within three (3) Business Days of such request.

Section 6.2 Access

The Company shall, and, as applicable, shall cause the Company’s Subsidiaries to, from the date hereof until the Closing Date, upon reasonable notice, permit the Purchaser and its Representatives to, at the sole cost and expense of the Purchaser, review and inspect all Company Books and Records and Contracts and other documents relating to the Company and the Company’s Subsidiaries reasonably requested by the Purchaser and in the possession or control of the Company and the Company’s Subsidiaries, and subject to the terms and conditions of the Real Property Leases, Section 6.3(a) and Section 6.3(b), the Purchaser shall have full access to the Leased Real Property; provided that the foregoing review and inspection shall take place during regular business hours and the same does not (i) unduly disrupt the conduct of the operations of the Company and the Company’s Subsidiaries, (ii) violate any Law, fiduciary duty, Order, Contract or Permit applicable to the Company or any of the Company’s Subsidiaries, (iii) jeopardize any attorney-client or other legal privilege, and subject to existing confidentiality and non-disclosure obligations of the Purchaser and its Affiliates (including the Confidentiality Agreement); or (iv) entitle the Purchaser or its Representatives to conduct any invasive, intrusive or destructive inspections or testing of the Leased Real Property without the Company’s consent, which consent shall not be unreasonably withheld. Such review, inspection and access shall, at the Company’s option, be in the company of one or more Representatives of the Company; provided, further, that the Company acknowledges that the Purchaser intends to take a physical count of the inventories of the Company and the Company’s Subsidiaries in connection with its preparation of the Closing Date Working Capital Statement (with a representative of the Sellers present at all times), and the Company agrees to cooperate with and provide all necessary access to the Purchaser for such purpose.

Section 6.3 Regulatory and Third Party Approvals

(a)

The Company shall, and, as applicable, shall cause the Company’s Subsidiaries to, as promptly as practicable (i) use commercially reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of, and take any action in respect of, any Persons and Governmental Authorities necessary or advisable of the Company and the Company’s Subsidiaries to consummate the transactions contemplated by this Agreement and the other Transaction Documents set forth in Section 3.4 and Section 3.5 of the Disclosure Schedules, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Purchaser or its outside counsel as reasonably requested by the Purchaser in connection with the performance of the Purchaser’s obligations under Section 7.1. The Company shall provide prompt notification to the Purchaser when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Purchaser of any substantive communications (and, unless precluded by Law, provide copies of any such substantive communications that are in writing to the Purchaser or its outside counsel; provided that such material may be designated as “outside counsel only” if it contains competitively sensitive information, and/or redacted as necessary to (i) comply with contractual arrangements, and (ii) to address good faith legal privilege or confidentiality concerns) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement or the other Transaction Documents. Nothing in this Agreement requires the Sellers, the Company or any of the Company’s Subsidiaries to share with the Purchaser or its outside counsel any information on the valuation of the transactions contemplated by this Agreement or other potential transactions that may have been contemplated by the Sellers, the Company or any of the Company’s Subsidiaries.

(b)	Without limiting the generality of the foregoing, the Company will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by the Purchaser in connection with this Section 6.3, including, without limitation, (i) providing the Purchaser with advanced copies and reasonable opportunity to comment on all notices, applications, submissions, responses, filings and information supplied to or filed with any Governmental Authority with respect to the transactions contemplated by this Agreement and the other Transaction Documents (except for information which the Company, acting reasonably, considers highly confidential and competitively sensitive, which shall only be provided to outside counsel of the Purchaser on a confidential and privileged basis), and (ii) keeping the Purchaser apprised of communications with any Governmental Authority.

(c)	Notwithstanding the foregoing, in no event shall the Company or any of the Company’s Subsidiaries be required to make any payment (other than reasonable legal fees) that it is not presently contractually required to make, enter into any other agreement or arrangement with any Person that it is not presently contractually required to enter into, accept any significant modification in any existing agreement or arrangement, take any action that would alter or restrict in any way the Company’s or any of its respective Affiliates’ business or commercial practices (including divesting or holding separate any of its assets or portion of its business).

Section 6.4 Exclusivity

Each Seller, the Company and its directors, officers, employees, representatives and agents shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Purchaser and its Affiliates and their respective agents and representatives) conducted heretofore with respect to any Acquisition Transaction. Each Seller, the Company or any of its directors, officers, employees, representatives or agents will not directly or indirectly, solicit, initiate, facilitate, or knowingly encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any Acquisition Transaction or negotiate or otherwise facilitate, encourage, solicit, initiate or engage in discussions, negotiations or submissions of proposals or offers with any Person with respect to any Acquisition Transaction, enter into any written agreement, arrangement, or understanding requiring it to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Sellers and the Company shall immediately advise the Purchaser in writing of the receipt of any written inquiries or proposals or requests for non-public information related to an Acquisition Transaction and shall disclose to the Purchaser the material terms of any such proposal or offer.

Section 6.5 Discharge of Intercompany Payables

Prior to the Closing Date, the Company and the Company’s Subsidiaries shall take all actions necessary to discharge any intercompany payables and receivables.

Section 6.6 Financial Information

Within twenty-five (25) days following the end of each four week fiscal period following the date hereof until the Closing Date, the Sellers’ Agent shall deliver to the Purchaser (i) a true and correct copy of the unaudited consolidated balance sheet and statement of income of the Company and its consolidated Subsidiaries as of, and for the four week fiscal period then ended, prepared in accordance with generally accepted accounting principles on a consistent basis throughout the periods covered thereby, and (ii) a schedule of the amount and purpose of the capital expenditures made by the Company and the Company’s Subsidiaries during such four week fiscal period.

Section 6.7 Capital Expenditures

From the date hereof until the Closing Date, the Company and the Company’s Subsidiaries shall incur capital expenditures in accordance with the budgeted amounts to be spent on all capital projects pursuant to the 2014 capital plan of the Company and the Company’s Subsidiaries attached as Schedule 6.7 (regardless of whether such capital expenditures are incurred in a different period than the period specified in Schedule 6.7), including all repairs and maintenance amounts budgeted with regard to repairs and maintenance for Company machinery, equipment and buildings.

Section 6.8 Fulfilment of Conditions

Without limiting any of the express obligations of the Company and the Sellers hereunder, the Company and the Sellers shall and, as applicable, shall cause the Company’s Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereunder or under the other Transaction Documents, including the satisfaction of each condition to the obligations of the Purchaser contained in Article 9.

ARTICLE 7

COVENANTS OF PURCHASER

Section 7.1 Regulatory and Third Party Approvals

(a)	Subject to Section 7.1(c), the Purchaser shall, as promptly as practicable after the date hereof (i) use its commercially reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of and take any action in respect of, any Persons and Governmental Authorities that are necessary or advisable of the Purchaser to consummate the transactions contemplated by this Agreement and the other Transaction Documents set forth in Section 5.3 and Section 5.4 of Schedule 5; (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Company, the Company’s Subsidiaries and their outside counsel as reasonably requested by the Company in connection with the performance of the Company’s obligations under Section 6.3. The Purchaser shall provide prompt notification to the Company and the Sellers when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Company and the Sellers of any substantive communications (and, unless precluded by Law, provide copies of any such substantive communications that are in writing to the Company and the Sellers and their respective outside counsels, provided, that such material may be designated as “outside counsel only” if it contains competitively sensitive information, and/or redacted as necessary to (i) comply with contractual arrangements, and (ii) to address good faith legal privilege or confidentiality concerns) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement or the other Transaction Documents.

(b)	Without limiting the generality of the foregoing, the Purchaser will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by the Company and the Sellers in connection with this Section 7.1, including, without limitation, (i) providing the Company and the Sellers with advanced copies and reasonable opportunity to comment on all notices, applications, submissions, responses, filings and information supplied to or filed with any Governmental Authority with respect to the transactions contemplated by this Agreement and the other Transaction Documents (except for information which the Purchaser, acting reasonably, considers highly confidential and competitively sensitive, which shall only be provided to outside counsel of the Company and the Sellers on a confidential and privileged basis), and (ii) keeping the Sellers apprised of communications with any Governmental Authority.

(c)

Notwithstanding anything to the contrary set forth herein, in no event will the Purchaser be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or payment, to accept any operational restriction, or take any other action that will in any way limit the right of Purchaser to own or operate all or any portion of its assets, properties or businesses or the assets, properties or businesses being acquired pursuant to this Agreement. The Sellers shall not discuss, negotiate or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Purchaser’s freedom of action with respect Purchaser’s assets, properties or businesses or the assets, properties or businesses being acquired pursuant to this Agreement.

Section 7.2 Fulfilment of Conditions

Except as otherwise set forth herein and without limiting any of the express obligations of the Purchaser hereunder, the Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereunder or under the other Transaction Documents, including the satisfaction of each condition to the obligations of the Company and the Sellers contained in Article 10.

Section 7.3 Officers’ and Directors’ Insurance and Indemnification

(a)	The Sellers may, or may cause the Company to purchase, or at the Sellers’ option, the Company shall arrange prior to the Closing to purchase, and in each case the Purchaser shall pay for, for the period from the Closing Date until six (6) years after the Closing Date, a tail directors’ and officers’ liability insurance policy providing coverage for the present and former directors and officers of the Company and the Company’s Subsidiaries with respect to any claims arising from facts or events that occurred on or prior to the Closing (including in connection with this Agreement or the transactions contemplated hereby or under the other Transaction Documents) on terms comparable to those contained in the current insurance policy of the Company and the Company’s Subsidiaries, provided that the premiums payable for such insurance do not exceed $35,000 for such directors’ and officers’ liability insurance; provided, further, that in the event such premiums exceed $35,000 the Purchaser shall or shall cause the Company and the Company’s Subsidiaries, or, at the Sellers’ option, the Company shall arrange prior to the Closing, to purchase such insurance up to the amount that can be purchased with a premium of $35,000.

(b)

From and after the Closing Date, the Purchaser shall cause the Company and the Company’s Subsidiaries (or any successor(s)) to, until the sixth (6th) anniversary of the Closing Date (or, in the case of clause (ii), for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated) (i) keep and not amend, modify or repeal any provision of the current indemnity agreements in place for the current directors and officers of the Company and the Company’s Subsidiaries (ii) indemnify the current and former directors and officers of the Company and the Company’s Subsidiaries to the fullest extent to which the Company and the Company’s Subsidiaries are permitted to indemnify such officers and directors under Law and the organizational documents of the Company and the Company’s Subsidiaries with respect to any claims arising from facts or events that occurred on or prior to the Closing (including in connection with this Agreement or the transactions contemplated hereby or under the other Transaction Documents), and (ii) except to the extent required by Law, not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the organizational documents of the Company and the Company’s Subsidiaries in such a manner as would adversely affect the rights of any individual who shall have served as a director or officer of the Company and/or the Company’s Subsidiaries prior to the Closing to be indemnified by such corporations in respect of their serving in such capacities at or prior to the Closing.

(c)	The provisions of this Section 7.3 shall survive the consummation of the transactions contemplated by this Agreement until the sixth (6th) anniversary of the Closing Date and the other Transaction Documents and are intended to be for the benefit of, and will be enforceable by, each individual referred to in this Section 7.3, his or her heirs and successors and his or her legal representatives (collectively, the “Directors and Officers”). The Company and the Company’s Subsidiaries agree to pay from time to time as necessary, all expenses, including reasonable attorneys’ fees, that may be incurred by the Directors and Officers in enforcing the indemnity and other obligations provided for in this Section 7.3

(d)	If any of the Company, any of the Company’s Subsidiaries or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind up into any other Person and shall not be the continuing or surviving entity, or (ii) transfer all or substantially all of its prospective assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser, the Company or any of the Company’s Subsidiaries, as applicable, shall assume all of the obligations set forth in this Section 7.3.

Section 7.4 Preservation of Books and Records

The Sellers shall, and shall cause the Company and the Company’s Subsidiaries to, preserve and keep the records held by them relating to the respective businesses of the Company and the Company’s Subsidiaries prior to the Closing Date for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records and personnel available to the Sellers (including the right to make copies thereof), at the Sellers’ own cost and expense and to the extent not unreasonably burdensome to the Company and the Company’s Subsidiaries, as may be reasonably required by the Sellers in connection with any insurance claims by, Legal Proceedings (including with respect to the enforcement of this Agreement) or Tax audits against or investigations by any Governmental Authority of the Sellers or any of their Affiliates with respect to their ownership of the Company and the Company’s Subsidiaries or the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 8

MUTUAL COVENANTS OF THE PARTIES

Section 8.1 Regulatory Filings and Other Actions

(a)

In addition to and not in limitation of the covenants contained in Section 6.3 and Section 7.1, the Company and the Purchaser shall prepare and file, as promptly as practicable (i) and in any event within three (3) Business Days after the execution of this Agreement any filing or submission that is required, or in the opinion of the

Purchaser that is advisable, to obtain the Competition Act Clearance, and (thereafter) will use their commercially reasonable efforts to satisfy (as soon as reasonably practicable) all requests for additional information and documentation received under or pursuant to those filings, submissions and the applicable legislation and any orders or requests made by any Governmental Authority under such legislation (ii) a Notification and Report Form pursuant to the HSR Act and (iii) in any event within fifteen (15) Business Days after the execution of this Agreement, such other filings, notices and applications required to obtain the consents, approvals and authorizations from Persons and Governmental Authorities that are necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

(b)	Subject to Section 7.1(c), the Company and the Purchaser shall use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, this Agreement, the other Transaction Documents and the transactions contemplated hereby or under the other Transaction Documents and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby or under the other Transaction Documents.

Section 8.2 Further Assurances

From time to time after the date hereof, including after the Closing, and without further consideration, the parties shall execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take or arrange for such other actions as may be reasonably requested by the other party to more effectively complete any of the transactions provided for in this Agreement or any document contemplated hereby.

Section 8.3 Tax Matters

(a)	Except as required by Law, without the prior written consent of the Sellers’ Agent, which shall not be unreasonably withheld, delayed or conditioned, none of the Company or the Company’s Subsidiaries shall take any position on (including making or changing any Tax election), amend, re-file or otherwise modify (or grant any extension of any applicable statute of limitation with respect to) any Tax Return (including any amendment thereto) for, or agree to any settlement relating to, any Sellers’ Tax Period.

(b)

The Sellers’ Agent shall prepare, or cause to be prepared, all income Tax Returns required to be filed by the Company or any of the Company’s Subsidiaries after the Closing Date for any tax period ending on or before Closing Date (“Seller Tax Returns”). Each Seller Tax Return shall be prepared in accordance with existing procedures and practices and accounting methods of the Company or the applicable Company’s Subsidiary except as required under applicable Law. The Purchaser shall be given the opportunity to review, comment upon and suggest changes or corrections to any Seller Tax Returns (it being understood that the Sellers’ Agent shall consider in good faith all reasonable changes or corrections to any Seller Tax Returns) prior to the filing thereof (but in no event less than thirty (30) days prior to such filing). The Sellers’ Agent shall not amend a Seller Tax Return following the Closing Date without the prior written consent of the Purchaser (which shall not be unreasonably withheld, delayed or conditioned). The Purchaser shall cause the Company and the Company’s Subsidiaries to file each Seller Tax Return timely delivered to the Purchaser in accordance with this Section 8.3(b), in (i) the form prepared by Sellers’ Agent, if the Purchaser has no comments, (ii) the form agreed to by Sellers’ Agent and the Purchaser, if the Purchaser has comments, or (iii) the form determined by the Independent Accountant, if the Purchaser and Sellers’ Agent are unable to agree on the form of such Seller Tax Return.

(c)	The Purchaser shall prepare, or caused to be prepared all Tax Returns (other than Seller Tax Returns) required to be filed by the Company or any of the Company’s Subsidiaries after the Closing Date (collectively, “Purchaser Tax Returns”). Unless otherwise resulting from the procedures set forth in this Section 8.3(c) (including as a result of a resolution pursuant to Section 8.3(e)), each Purchaser Tax Return, to the extent that it relates to a Sellers’ Tax Period, shall be prepared in accordance with existing procedures and practices and accounting methods of the Company or the applicable Company’s Subsidiary, unless, as reasonably determined by the Purchaser, such procedure, practice, accounting method or other contemplated treatment is not permitted under applicable Law or is inconsistent with any election to be made in accordance with Section 8.3(d). The Sellers’ Agent shall be given the opportunity to review, comment upon and suggest changes or corrections to any Purchaser Tax Return to the extent it relates to a Seller Tax Period (it being understood that the Purchaser shall consider in good faith all reasonable changes or corrections to any Purchaser Tax Returns) that shows an Indemnified Tax (but in no event less than thirty (30) days prior to such filing); provided, however, the failure or delay in meeting such thirty (30) day period shall not reduce or otherwise affect the obligation or liabilities of the Sellers for such Indemnified Taxes, except to the extent such failure or delay actually prejudices the Sellers. The Purchaser shall cause the Company or the applicable Company’s Subsidiary to file each Purchaser Tax Return in (i) the form prepared by the Purchaser, if the Sellers’ Agent has no comments, (ii) the form agreed to by the Purchaser and the Sellers’ Agent, if the Sellers’ Agent has comments, or (iii) the form determined by the Independent Accountant, if the Purchaser and the Sellers’ Agent are unable to agree on the form of such Purchaser Tax Return.

(d)

Notwithstanding the foregoing, the Sellers and the Purchaser agree that the Purchaser, at the request of the Sellers’ Agent or the Purchaser, shall cause the Company and the Company’s Subsidiaries to make an election pursuant to subsection 256(9) of the ITA in respect of their taxation year ending immediately prior to the acquisition of control of the Company and the Company’s Subsidiaries by the Purchaser. Without limiting the generality of Section 6.2 and Section 7.4, the Purchaser shall, and the Purchaser shall cause the Company and the Company’s Subsidiaries to, fully cooperate with each other and the Sellers’ Agent (including allowing access by the Sellers’ Agent and its Representatives to the Company Books and Records and allowing the Sellers’ Agent (and its Representatives) to make copies thereof) in connection with (i) the preparation of any Seller Tax Returns or (ii) the review by the Sellers’ Agent of any Purchaser Tax Returns, and

the Sellers’ Agent (and its Representatives) shall not be charged with any cost or expense for the assistance rendered by the Purchaser, the Company and the Company’s Subsidiaries and the Purchaser shall not be charged with any costs and expenses for the assistance by the Sellers’ Agent, in connection therewith (other than reasonable out-of-pocket expenses of third parties incurred by the Purchaser or its Affiliates or the Sellers’ Agent).

(e)	In the event of any dispute regarding the matters set forth in Section 8.3(b) or (c), the Purchaser (in the case of a dispute regarding a Seller Tax Return) or the Sellers’ Agent (in the case of a dispute regarding a Purchaser Tax Return) shall provide the Sellers’ Agent or the Purchaser, as the case may be, with written notice thereof within ten (10) days of its access to such Seller Tax Returns or Purchaser Tax Return, as the case may be, or amendments thereto, and the parties shall act in good faith to resolve such dispute. If the parties cannot resolve such dispute within ten (10) days of notice thereof, the Independent Auditor shall be requested to make a determination resolving any such dispute and such determination shall be final and binding. The Independent Auditor shall allow the Purchaser and the Sellers’ Agent to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Purchaser’s or Sellers’ Agent dispute notice, as the case maybe, referred to above), and each of the Purchaser and the Sellers’ Agent shall have the right to present additional documents, materials and other information and to make an oral presentation to the Independent Auditor regarding such dispute and the Independent Auditor shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers’ Agent and each of the Sellers’ Agent and the Purchaser shall be entitled to attend any such oral presentation. The parties shall use commercially reasonable efforts to cause the Independent Auditor to complete its work within ten (10) days of its engagement. The costs, fees and expenses of the Independent Auditor shall be allocated to and borne by the Purchaser, on the one hand, and the Sellers as a group, on the other hand, (with each Seller responsible only for its Pro Rata Share of the Sellers’ portion) based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor. For example, should the items in dispute total in amount to $1,000 and the Independent Auditor awards $600 in favor of the Purchaser’s position, 60% of the costs of the Independent Auditor’s review would be borne by Sellers as a group, (with each Seller responsible only for its Pro Rata Share of such costs) and 40% of the costs would be borne by the Purchaser.

(f)	The Purchaser shall timely pay or cause the Company or the applicable Subsidiary to timely pay all Taxes shown as being payable on any Seller Tax Return or Purchaser Tax Return that are not Indemnified Taxes. The Sellers shall timely pay or timely reimburse, the Purchaser, the Company or the applicable Subsidiary, for any Taxes shown on a Seller Tax Return or Purchaser Tax Return that are Indemnified Taxes, in each case, first from the Indemnity Escrow Account and to the extent such account is insufficient to pay such amounts, the remainder in accordance with Article 11.

(g)	The Purchaser and the Sellers shall for all Canadian and foreign Tax purposes report the purchase and sale hereunder and the transactions contemplated herein or under the other Transaction Documents in accordance with their form and structure as set out herein and none of the Sellers shall make any available Tax elections inconsistent therewith. Notwithstanding the foregoing, the Purchaser shall be entitled to make an election under Code Section 338(g) with respect to its acquisition of the Company (and any of the Company Subsidiaries), provided that none of the Sellers shall be liable for any Taxes of the Company or the Company’s Subsidiaries resulting from such election.

(h)	If a refund of Taxes (including Transaction Employment Taxes, but excluding refunds of Transfer Taxes, which shall be allocated in the same manner as such Transfer Taxes were paid under Section 8.3(k)) (to the extent not reflected in the Closing Date Working Capital Statement) (the “Refund”) is received by or credited to the account of the Company or any of the Company’s Subsidiaries in respect of any Sellers’ Tax Period, the Purchaser shall, or shall cause the Company or any of the Company’s Subsidiaries, as applicable, to pay, within thirty (30) days of the Refund, the amount of the Refund (net of any Taxes (including Taxes incurred on repatriating the amount of such refund to the Purchaser) and any reasonable out-of-pocket expenses that the Purchaser, the Company, or any of the Company’s Subsidiaries incur (or has or will incur) with respect to such Refund) to the Sellers’ Agent on behalf of the Sellers to be allocated in accordance with their Pro Rata Share. For purposes of this Section 8.3(h), the Refund shall include actual receipt of a refund or interest, as well as a credit or offset of or against any other actual or estimated Tax liability or any interest or penalties on such Tax liability. Any amounts payable under this Section 8.3(h) shall constitute an adjustment in the Purchase Price. Nothing in this Section 8.3(h) shall require that the Purchaser make any payment with respect to any Refund (and such Refunds shall be for the benefit of the Purchaser, the Company and the Company’s Subsidiaries) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss, non-capital loss or other Tax attribute or Tax credit incurred in any Purchaser’s Tax Period; (B) any refund of Tax resulting from the payments of Taxes made on or after Closing Date to the extent (x) the Sellers have not indemnified the Purchaser, the Company, or the applicable Company’s Subsidiary for such Taxes, or (y) that such Tax was not included as a liability in the computation of either the Closing Date Working Capital or the Closing Income Taxes, each as finally determined; (C) any refund for Tax that is reflected as a current asset (or offset to a current liability) on the Closing Date Working Capital, as finally determined; or (D) any refund for Tax that the Company or any of the Company’s Subsidiaries is required to pay to any Person pursuant to an obligation that arose under applicable Law, or under a Contract entered into (or assumed) by the Company or any of the Company’s Subsidiaries, on or prior to Closing, other than an obligation to pay Sellers’ Agent for any Tax Refunds that are for the benefit of the Sellers pursuant to this Section 8.3(h).

(i)	All Taxes and Tax liabilities (and Refunds) with respect to the Company or any of the Company’s Subsidiaries that relate to a Straddle Period shall be apportioned between the Sellers’ Tax Period, on the one hand, and the Purchaser’s Tax Period, on the other hand, on the basis that the Straddle Period consisted of two taxable periods, one that ended at the close of business on the day immediately before the Closing Date and the other that began on the Closing Date, and such Taxes shall be allocated between two such periods in the following manner: (i) in the case of Taxes other than Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period and (ii) in the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses, withholding taxes or any similar Tax base, the amount of such Tax that is allocable to the portion of such Straddle Period that ends before the Closing Date shall be deemed to be equal to the amount that would be payable if the relevant Straddle Period had ended at the close of business on the day immediately before the Closing Date. Notwithstanding the foregoing, for purposes of allocating income Tax of the Company or any of its Subsidiaries for a Straddle Period between the Sellers’ Tax Period and Purchaser’s Tax Period, any Transaction Tax Deductions, and any income or loss from discharging of any intercompany payables or receivables pursuant to Section 6.5 shall be taken into account for the portion of the Straddle Period which is the Sellers’ Tax Period. All determinations necessary to give effect to the foregoing allocations (including amortization and depreciation deductions) will be made in a manner consistent with prior practice of the Company and the Company’s Subsidiaries.

(j)	The Company or the applicable Company’s Subsidiary shall control any audit or other Legal Proceeding in respect of any Tax Return or Taxes of the Company or any of the Company’s Subsidiaries (a “Tax Contest”; provided, however, that (A) the Sellers’ Agent, at the Sellers’ sole cost and expense, shall have the right to participate in any such Tax Contest to the extent it relates to a Sellers’ Tax Period and (B) the Purchaser shall not allow the Company or any of the Company’s Subsidiaries to settle or otherwise resolve any Tax Contest if such settlement or other resolution relates to Taxes for a Sellers’ Tax Period without the prior written permission of the Sellers’ Agent (which will not be unreasonably withheld, delayed, or conditioned). Notwithstanding the foregoing, if any Tax Contest relates solely to any Seller Tax Returns, the Sellers’ Agent, at the Sellers’ sole cost and expense, shall control such Tax Contest; provided, however, (A) the Sellers’ Agent shall control such contest diligently and in good faith as if the Sellers were solely responsible for all resulting Taxes; (B) the Sellers’ Agent shall keep the Purchaser reasonably informed regarding the status of such Tax Contest; (C) the Purchaser shall have the right to participate, or cause the Company or applicable Subsidiary to participate in such Tax Contest; and (D) the Sellers’ Agent shall not settle, resolve, or abandon (and shall not allow the Company or the Company’s Subsidiaries to settle, resolve, or abandon) such Tax Contest without the prior written permission of the Purchaser (which shall not be unreasonably withheld, conditioned, or delayed) if such settlement, resolution, or abandonment could result in the Company, any Subsidiary, or the Purchaser Indemnified Parties incurring a Tax that is not an Indemnified Tax.

(k)	The Sellers shall pay fifty percent (50%) and the Purchaser shall pay fifty percent (50%) of all Transfer Taxes incurred in connection with the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

(l)	The Purchaser will cause the Company and Protenergy to file the election described in subsection 110(1.1) of the ITA (and undertake the other procedures described therein) on a timely basis after the Closing Date so that the Non-Seller Option Holders are not prohibited from claiming the deduction under paragraph 110(1)(d) of the ITA in respect of the surrender of their Options in accordance with the Option Cancellation Agreements.

(m)	Notwithstanding anything herein to the contrary, any net operating loss, non-capital loss or other Tax attribute or Tax credit of the Company or the Company’s Subsidiaries incurred in a Sellers’ Tax Period and carried forward to a Purchaser Tax Period shall be for the sole benefit of the Purchaser, but the Sellers do not warrant, and shall not be liable for any reduction (for any reason including any action or event at any time from execution of this Agreement through the Closing) in the amount of any such carry forward, other than a reduction in any such carry forward as a result of any action contemplated in Section 6.5.

Section 8.4 Notice of Developments

(a)	Each party will, as soon as reasonably practicable, advise the other of any fact or occurrence which any such party obtains knowledge after the date hereof and which if existing and known at the date of this Agreement would have been required to be set forth or disclosed in or pursuant to this Agreement and which (if existing and known at any time prior to or at the Closing) would make the performance by any party of a covenant contained in this Agreement impossible, or which (if existing and known at the time of the Closing) would cause a condition to any party’s obligations under this Agreement not to be fully satisfied.

(b)	The Sellers will, as soon as reasonably practicable, advise the Purchaser of any Knowledge of the Company of any fact or occurrence after the date hereof or pending or threatened occurrence of which the Company obtains Knowledge which would reasonably result in the termination or cancellation of, or a material adverse modification or change in, the Company’s or any of the Company’s Subsidiaries’ business relationship with any of the Top Customers or Top Suppliers.

Section 8.5 Confidentiality

Each party acknowledges that the provisions of the confidentiality agreement dated January 31, 2014 (the “Confidentiality Agreement”) between the Purchaser (or an Affiliate of the Purchaser, as applicable) and the Company (or a Representative of the Company on its behalf, as applicable) shall continue to apply notwithstanding the execution of this Agreement by the parties or the announcement of this Agreement, and agrees to fulfill its obligations thereunder in accordance with the terms thereof. For the avoidance of doubt, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

Section 8.6 Adjustment to Purchase Price

To the fullest extent permitted under applicable Law, any amounts payable under this Article 8 shall constitute an adjustment in the Purchase Price.

ARTICLE 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligation of the Purchaser to consummate the Closing shall be subject to the fulfilment, on or prior to the Closing Date, unless otherwise waived in writing by the Purchaser, of each of the following conditions:

Section 9.1 Representations and Warranties

Each of the representations and warranties of the Company and the Sellers set forth in Article 3 and Article 4, respectively, shall be true and correct as of the Closing Date as though made on and as of such time, except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date (disregarding in each case any limitations as to “material”, “materiality” or “Material Adverse Effect” therein except for references to “Material Contracts” and references to “material” in Section 3.7(b) and the reference to “Material Adverse Effect” in Section 3.10(iii)), except for such breaches of representations and warranties that individually or taken together, would not reasonably be expected to result in a Material Adverse Effect; provided, further, that the Company Fundamental Reps and Seller Fundamental Reps (in each case, with regard to any “material”, “materially” or “Material Adverse Effect” contained therein) shall be true and correct in all respects without regard to the foregoing Material Adverse Effect qualification.

Section 9.2 Performance of Covenants

The Sellers and the Company shall have performed and complied with in all material respects all of their covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date; provided that any failure of the Company or the Company’s Subsidiaries to comply with the covenant in Section 6.7 shall not be a condition to Closing to the extent the Purchase Price is adjusted pursuant to Section 2.2 as a result of Closing Date Capex being different from Target Capex.

Section 9.3 Orders and Laws

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or under the other Transaction Documents; provided, however, that the Purchaser shall not be entitled to rely on the failure of this condition to be satisfied if such action, suit, proceeding, claim, demand, order, injunction, judgment, decree, ruling, writ, assessment or arbitration award was instituted by the Purchaser or an Affiliate of the Purchaser.

Section 9.4 Governmental Consents

The Competition Act Clearance and HSR Act Clearance shall have occurred.

Section 9.5 Payoff Letters

The Payoff Letters in respect of the Closing Indebtedness shall have been delivered to the Purchaser.

Section 9.6 Non-Seller Option Notes

The Non-Seller Option Notes shall have been delivered and all Options held by the Non-Seller Option Holders shall have been cancelled.

Section 9.7 Officer’s Certificate

The Company and the Sellers’ Agent on behalf of the Sellers shall have delivered to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized officer of the Company or the Sellers’ Agent, as applicable, in a form reasonably acceptable to the Purchaser, confirming the matters applicable to the Company and the Sellers in Section 9.1 and Section 9.2.

Section 9.8 Closing Documents

On or prior to the Closing Date, the Sellers shall have delivered to the Purchaser all agreements, instruments and documents required to be delivered by the Sellers pursuant to Section 2.5.

Section 9.9 Material Adverse Effect

Since the date of this Agreement there has not occurred a Material Adverse Effect.

ARTICLE 10

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS AND THE COMPANY

The obligations of the Company and the Sellers to consummate the Closing shall be subject to the fulfilment, on or prior to the Closing Date, unless otherwise waived in writing by the Company and the Sellers’ Agent on behalf of the Sellers, of each of the following conditions:

Section 10.1 Representations and Warranties

Each of the representations and warranties of the Purchaser set forth in Article 5 shall be true and correct as of the Closing Date as though made on and as of such time, except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date (disregarding in each case any limitations as to “material” or “materiality”), except for such breaches of representations and warranties that individually or in the aggregate would not have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or the other Transaction Documents or on the ability of the Purchaser to consummate the transactions contemplated hereunder or thereunder.

Section 10.2 Performance of Covenants

The Purchaser shall have performed and complied with in all material respects all of its covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date.

Section 10.3 Orders and Laws

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or under the other Transaction Documents; provided, however, that the Sellers and the Company shall not be entitled to rely on the failure of this condition to be satisfied if such action, suit, proceeding, claim, demand, order, injunction, judgment, decree, ruling, writ, assessment or arbitration award was instituted by the Sellers or the Company or an Affiliate of the Sellers or the Company.

Section 10.4 Governmental Consents

The Competition Act Clearance and HSR Act Clearance shall have occurred.

Section 10.5 Officer’s Certificate

The Purchaser shall have delivered to the Company and the Sellers’ Agent on behalf of the Sellers a certificate dated as of the Closing Date and executed by a duly authorized officer of the Purchaser, in a form reasonably acceptable to the Company and the Sellers’ Agent, confirming the matters in Section 10.1 and Section 10.2.

Section 10.6 Closing Documents

On or prior to the Closing Date, the Purchaser shall have delivered to the Sellers all agreements, instruments and documents required to be delivered by the Purchaser pursuant to Section 2.4.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.1 Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements of the parties hereto contained in or made pursuant to this Agreement, or in any other certificate executed and delivered by any party to another party in connection with this Agreement, shall survive in full force and effect until the date that is fifteen and one-half (15.5) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 11.2 or Section 11.3 thereafter), except: (i) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed; (ii) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing; (iii) the representations and warranties contained in Section 3.1 (Organization and Qualification of the Company and the Company’s Subsidiaries), Section 3.2 (Authority of the Company and Enforceability), Section 3.3 (Capitalization of the Company and the Company’s Subsidiaries), Section 3.22 (Related Party Transactions) and Section 3.24 (Company’s Brokers), (collectively, the “Company Fundamental Reps”), Section 4.1 (Authority of Sellers and Enforceability), Section 4.2 (Ownership) and Section 4.6 (Sellers’ Brokers) (collectively, the “Seller Fundamental Reps”), Section 5.1 (Organization of Purchaser), Section 5.2 (Authority of Purchaser and Enforceability) and Section 5.7 (Purchaser Brokers) (collectively, the

“Purchaser Fundamental Reps”) shall survive the Closing indefinitely; (iv) the representations and warranties contained in Section 3.19 (Environmental Matters) will continue for a period of three (3) years after Closing; and (v) the obligation to pay for Indemnified Taxes shall survive until the expiration of all applicable statutes of limitation plus sixty (60) days (including any extension, waiver, tolling or mitigation thereof).

Section 11.2 Indemnification by the Sellers

Subject to the provisions of this Article 11, from and after Closing, the Sellers shall severally, and not jointly or jointly and severally, reimburse, indemnify and hold the Purchaser and its shareholders, Representatives and Affiliates (the “Purchaser Indemnified Parties”) harmless from and against any Legal Proceedings, charges, claims, damages, Liabilities, losses, Taxes and expenses (including reasonable attorney’s fees incurred in defending any claim by a third person, and amounts paid in settlement of any claim or suit), fines, penalties and interest (collectively, the “Loss” or “Losses”) which are sustained or suffered by the Purchaser Indemnified Parties to the extent caused by or arising from:

(i)	a breach of any representation or warranty made by the Company or the Sellers in this Agreement, provided, that any Taxes (and other related Losses) arising from a breach of any Tax Reps shall be governed solely by the Indemnified Taxes Indemnity;

(ii)	a breach by the Company or the Sellers of any covenant or agreement made by the Company or the Sellers in this Agreement or in any Transaction Document (other than the covenant in Section 6.7 to the extent the Purchase Price is adjusted pursuant to Section 2.2 as a result of Closing Date Capex being different from Target Capex), provided that any Taxes (and other related Losses) arising from a breach of any covenant or agreement contained in Section 6.1 or Section 8.3 shall be governed solely by the Indemnified Taxes Indemnity;

(iii)	any amounts of Closing Indebtedness or the Transaction Expenses, solely to the extent such amounts are not deducted for purposes of determining the payment of the Estimated Purchase Price to the Sellers at the Closing pursuant to Section 2.3 or included in the calculation of Closing Date Working Capital; and

(iv)	any Indemnified Taxes (the indemnity for Taxes and other related Losses pursuant to this clause (iv) shall be the “Indemnified Taxes Indemnity”).

Section 11.3 Limitations on Amount of Indemnification by Sellers

Notwithstanding anything provided in this Agreement to the contrary, the indemnification obligations of the Sellers pursuant to Section 11.2 shall be limited as follows:

(i)	no indemnification shall be payable by the Sellers pursuant to Section 11.2 with respect to any claim asserted by the Purchaser after the expiration of the survival period, if any, prescribed for such representation, warranty, covenant or agreement in Section 11.1;

(ii)	no indemnification shall be payable by any Seller under Section 11.2(i) until the total amount of recoverable claims for indemnification against all the Sellers shall exceed One Million Three Hundred Sixty Thousand Dollars ($1,360,000) (the “Deductible”), in which event the Purchaser shall then only be entitled to recover the amount of such recoverable claims in excess of the Deductible; provided, that such limitation shall not apply with respect to a breach of any of the Company Fundamental Reps, or the Seller Fundamental Reps, or the Indemnified Taxes Indemnity;

(iii)	any liability of the Sellers to indemnify the Purchaser pursuant to Section 11.2(i) and Section 11.2(ii) for a breach of a representation or warranty or covenant made by the Company or the Sellers, as applicable, shall be limited to Nineteen Million Five Hundred Fifty Thousand Dollars ($19,550,000) (the “Indemnity Cap”); provided, that, this limitation shall not apply with respect to any indemnity payments required to be paid with respect to a breach of any of the Company Fundamental Reps, the Seller Fundamental Reps, or the Indemnified Taxes Indemnity, subject to clause (iv) below, provided, further that all such indemnity payments required to be made by the Sellers to the Purchaser hereunder shall first be paid from the Indemnity Escrow Account with any excess being paid severally, and not jointly or jointly and severally, by the Sellers in accordance with their Pro Rata Share up to the Indemnity Cap, other than with respect to the Company Fundamental Reps, the Seller Fundamental Reps, and Indemnified Taxes Indemnity, subject to clause (iv) below. Upon the expiration of the Escrow Agreement in accordance with its terms, the Indemnity Escrow Account (or any portion thereof that has not been distributed to the Purchaser and that is not held being held by the Escrow Agent in connection with a Notice) shall be released to the Sellers’ Agent on behalf of the Sellers, to be distributed in accordance with each such Person’s Pro Rata Share;

(iv)	in no event shall (x) the aggregate liability of an individual Seller for indemnification payable under this Article 11 exceed an amount equal to such Seller’s Pro Rata Share of the Purchase Price, taking into account each individual Seller’s Pro Rata Share of the Indemnity Escrow Account and (y) any Seller be liable for any portion (Pro Rata Share or otherwise) of any indemnification payable under this Article 11 as a result of a breach of any representation or warranty or failure to perform of any covenant or agreement of any other Seller in excess of the Indemnity Escrow Account; provided that this Section 11.3(iv)(y) shall not apply to the Indemnified Tax Indemnity;

(v)	the Sellers shall not be liable under this Agreement (including this Article 11) with respect to any Losses arising out of matters accrued or reserved for in the Financial Statements, the Closing Date Balance Sheet (including any Taxes, withholding or otherwise) to the extent included in the computation of the Closing Date Working Capital, or the calculation of Closing Date Working Capital or any other adjustments to the Purchase Price described in Section 2.2; provided that this Section 11.3(v) shall not apply to the Indemnified Tax Indemnity;

(vi)	the Sellers shall not be liable under this Article 11 with respect to any Retained Indebtedness; provided, however that nothing in this Section 11.3(vi) shall affect the Sellers’ obligations pursuant to Section 2.7 after the Closing;

(vii)	no investigation by the Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company or the Sellers contained in this Agreement or any Transaction Documents to which the Company or any Seller is a party; and

(viii)	for purposes of (i) determining whether any representation or warranty has been breached or contains any inaccuracy or whether any covenant has been breached and (ii) calculating the amount of any Losses hereunder, any references to “material”, “materiality” or “Material Adverse Effect” in the representations, warranties and covenants shall be disregarded.

Section 11.4 Indemnification by Purchaser

Subject to the provisions of this Article 11, from and after Closing, the Purchaser agrees to indemnify and hold the Sellers and their shareholders, Representatives and Affiliates (the “Seller Indemnified Parties”) harmless from and against, any Losses sustained or suffered by the Seller Indemnified Parties to the extent caused by or arising from a breach of any representation or warranty made by Purchaser or a failure to perform any covenant or agreement made by Purchaser herein.

Section 11.5 Limitations on Amount of Indemnification by Purchaser

Notwithstanding anything provided in this Agreement to the contrary, no indemnification shall be payable by the Purchaser pursuant to Section 11.4 with respect to any claim asserted by a Seller Indemnified Party after the expiration of the survival period, if any, prescribed for such representation, warranty or covenant in Section 11.1. Any liability of the Purchaser to indemnify a Seller Indemnified Party pursuant to Section 11.4 for a breach of a representation or warranty made by the Purchaser shall be limited to Nineteen Million Five Hundred Fifty Thousand Dollars ($19,550,000); provided, that, this limitation shall not apply with respect to any indemnity payments required to be paid with respect to a breach of any of the Purchaser Fundamental Reps, subject to the following sentence. In no event shall the aggregate liability of the Purchaser for indemnification payable under this Article 11 exceed an amount equal to the Base Purchase Price.

Section 11.6 Notice and Defense of Claims

(a)

In the event that any Person shall incur or suffer any Losses in respect of which indemnification may be sought by such Person pursuant to the provisions of this Article 11 (including any Losses to which the Deductible is applicable), the Person seeking to be indemnified hereunder (the “Indemnified Party”) shall assert a claim for indemnification by written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) stating with reasonable specificity the nature and basis of such claim (including the breach, inaccuracy, non-performance or provision of the Agreement to which such claim relates), a reasonable estimate of the amount of such claim and including copies of all relevant pleadings and other demands (a “Notice”). In the case of Losses arising by reason of any third party claim, the Notice shall be given within thirty (30) days of the filing or other written assertion of any such claim against the Indemnified Party and in all other cases with reasonable promptness, but the failure of the Indemnified Party to give the Notice within such time period shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to the Indemnified Party unless the Indemnifying Party can demonstrate actual loss or prejudice as a result of such failure.

(b)	The Indemnified Party shall provide to the Indemnifying Party on request all information and documentation reasonably necessary to support and verify any Losses which the Indemnified Party believes give rise to a claim for indemnification hereunder and shall give the Indemnifying Party reasonable access to all premises, books, records and personnel in the possession or under the control of the Indemnified Party which would have bearing on such claim.

(c)

In the case of any third party claims for which indemnification is sought, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days after receipt of the Notice, to: (i) conduct and control (subject to the limitations set forth herein) at its expense any proceedings or negotiations with such third party, (ii) take steps to settle or defend any such claim (provided that the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement includes a complete and unconditional release of the Indemnified Party with respect to the claim), (iii) employ counsel to contest any such claim or liability; provided that the Indemnified Party shall have the right to approve such counsel, which approval shall not be unreasonably withheld, and (iv) retain any consultant required to perform any remediation required by Environmental Laws, provided that the Indemnified Party shall have the right to approve such consultant and the proposed remediation plan which approval shall not be unreasonably withheld. In the event the Indemnifying Party elects to conduct and control any proceedings itself, the Indemnified Party shall be entitled to fully participate at its own cost and expense and by its own separate counsel in any proceedings relating to any third-party claim, except that the Indemnifying Party shall pay the costs and expenses of such separate counsel if (x) in the Indemnified Party’s good faith judgment, it is advisable, based on the advice of counsel, for the Indemnified Party to be represented by separate counsel because a conflict or potential conflict exists between the Indemnifying Party and the Indemnified Party or (y) the named parties to such third party claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party determines in good faith, based on the advice of counsel, that defenses are available to it that are unavailable to the Indemnifying Party. The Indemnifying Party shall, within thirty (30) days after delivery of the Notice to Indemnifying Party (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim; provided, that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)). The expenses of all proceedings, contests or lawsuits in respect of such claims shall be borne by the Indemnifying Party but only if the Indemnifying Party is responsible pursuant hereto to indemnify the Indemnified Party in respect of the third party claim and, if applicable, only to the extent required by Section 11.3 and Section 11.5, as the case may be, and subject to the limitations of this Section 11.6 and Section 11.7. Regardless of whether the Indemnified Party or the Indemnifying Party shall assume the defense of the claim, the Indemnified Party and the Indemnifying Party agree to cooperate fully with one another in connection therewith and to keep each other reasonably informed of the status of the claim and any related proceeding and the Indemnified Party shall take no action or make any admissions or statements not required by applicable Laws which would adversely affect the defense of any such claim.

(d)	If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to any claim under this Article 11 or fails to notify the Indemnified Party within the Dispute Period, the Losses arising from any such claim shall, subject to the provisions of Section 11.3, Section 11.5 and Section 11.7, be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall, subject to the provisions of Section 11.3, Section 11.5 and Section 11.7, pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, either party may seek a resolution of such dispute by litigation in a court of competent jurisdiction.

(e)	To the extent that there is an inconsistency between this Section 11.6 and Section 8.3 as it relates to a Tax Claim or a Tax Contest, the provisions of Section 8.3 shall govern.

Section 11.7 Further Limitations and Qualifications on Indemnification

(a)	Damages. Notwithstanding anything herein to the contrary, the Indemnified Party shall have no right to indemnification with respect to (i) any Losses to the extent not the reasonably foreseeable result of any breach by the Indemnifying Party of a representation and warranty or covenant contained in this Agreement, or (ii) punitive or exemplary damages, unless finally awarded to be payable to a third party by a court of competent jurisdiction or related to any claim or cause of action for or based upon fraud.

(b)	Tax Benefit. If the payment of the amount for which indemnification is provided under Section 11.2 or Section 11.4 gives rise to a currently realizable Tax Savings (as defined below) to the Indemnified Party, the indemnity payment shall be reduced by the amount of the Tax Savings available to the Indemnified Party. To the extent such amount does not give rise to a currently realizable Tax Savings, if such amount gives rise to a Tax Savings to the Indemnified Party that are currently realizable (as defined below) in any of the three (3) tax years following the payment of the amount, such Indemnified Party shall refund to the Indemnifying Party the amount of such Tax Savings when, as and if realized. For the purposes of this Agreement, any subsequently realized Tax Savings in any of the three (3) years following payment of the amount shall be treated as though it were a reduction in the amount of the initial indemnity payment, and the Liabilities of the parties shall be re-determined as though both occurred at or prior to the time of the indemnity payment. For purposes of this Section 11.7(b), a “Tax Savings” means an amount by which the Tax liability of the Indemnified Party (or Affiliates of or group of corporations including the Indemnified Party) is reduced (including without limitation, by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Tax Governmental Authority. Where an Indemnified Party has other losses, deductions, credits or items available to it, the Tax Savings from any losses, deductions, credits or items relating to the indemnity payment shall be deemed to be realized first before any other losses, deductions, credits or items are realized. For the purposes of this Section 11.7(b), a Tax Savings is “currently realizable” to the extent that such Tax Savings will actually be realized in the current taxable period or year (including through a carryback to a prior taxable period). In the event that there should be a determination disallowing the Tax Savings, the Indemnifying Party shall be liable to refund to the Indemnified Party the amount of any related reduction previously allowed or payments previously made to the Indemnifying Party pursuant to this Section 11.7(b). The amount of the refunded reduction or payment shall be deemed a payment under Section 11.6(d) of this Agreement.

(c)

Right to Recover. The Indemnifying Party shall make any indemnification payments determined to be payable to the Indemnified Party hereunder without regard to any expectation that the Indemnified Party (including, for this Section 11.7(c) in the case of the Purchaser, the Company and the Company’s Subsidiaries) will recover insurance proceeds or other amounts (whether by payment, discount, credit, relief, insurance or otherwise) as a result of the matter giving rise to the claim for which indemnification payments are to be made. The Indemnified Party will use commercially reasonable efforts to promptly seek to recover or make a claim for insurance proceeds or other amounts available (including pursuant to any indemnification rights of the Company or the Company’s Subsidiaries under the Foodswing APA) as a result of any matter giving rise to an indemnification claim of the Indemnified Party against the Indemnifying Party. In addition, the Indemnifying Party shall, to the extent of any indemnification payment made by it, be subrogated to all rights of the Indemnified Party against any third party in respect of the claim to which the indemnification payment relates. If the Indemnified Party receives any insurance proceeds or other amounts (including pursuant to any indemnification rights of the Company or the Company’s Subsidiaries under the Foodswing APA) as a result of the matter giving rise to any indemnification claim of the Indemnified Party prior to the date upon which the Indemnifying Party is given notice of the claim, the Indemnifying Party’s indemnification obligation with respect to such claim shall be reduced by the amount of any such insurance proceeds or other amounts (including any amounts recovered pursuant to the exercise of any indemnification rights of the Company or the Company’s Subsidiaries under the Foodswing APA) actually received by the Indemnified Party. If the Indemnified Party receives any insurance proceeds or other amounts (including any amounts recovered pursuant to the exercise of any indemnification rights of the Company or the Company’s Subsidiaries under the Foodswing APA) as a result of the matter giving rise to any indemnification claim of the Indemnified Party against the Indemnifying Party after the Indemnifying Party has paid such indemnification claim to the Indemnified Party, then the Indemnified Party shall promptly turn over any such insurance proceeds or other amounts received to the Indemnifying Party to the extent of the payments made by the Indemnifying Party to the Indemnified Party on the claim.

(d)	Exclusive Remedies. Subject to the rights of the Sellers pursuant to Section 13.5, from and after Closing, except with respect to matters covered by Section 2.6, the sole recourse and exclusive remedy of the Purchaser Indemnified Parties and the Seller Indemnified Parties arising out of this Agreement, the other Transaction Documents or the transactions contemplated hereunder or thereunder, whether based on tort, contract, statutory or common law remedy or equitable remedy or otherwise, including any misrepresentation, breach of warranty, non-fulfilment or failure to perform and covenant or agreement or otherwise, shall be to assert a claim for indemnification under the indemnification provisions of this Article 11 and the Purchaser and the Sellers each covenant that it (and the Indemnified Parties) will not seek to obtain any remedy except as provided in this Article 11, other than a claim of fraud. Notwithstanding the foregoing, this Section 11.7(d) shall not prohibit any party from obtaining any (i) injunctive relief (including specific performance) if available with respect to any covenant or agreement contained in this Agreement or (ii) any other remedy available at law or in equity as may be granted by a court of competent jurisdiction. No Person who was an officer, director, employee, limited partner, general partner or shareholder (other than the Sellers in accordance with Article 11) of any of the Company or any of the Company’s Subsidiaries prior to the Closing shall have any liability in its capacity as officer, director, employee or shareholder to make any payment in respect of any breach of any representation or warranty or non-performance of any covenant or agreement made in or pursuant to this Agreement.

(e)	Duration of Claim. The indemnification obligations of the Indemnifying Party pursuant to this Agreement with respect to a specific claim for which indemnification is provided under this Agreement shall extend beyond the time period for indemnification set forth herein with respect to such specific claim until it has been fully discharged or resolved or settled; provided, however, a Notice shall have been given to the Indemnifying Party on or prior to the end of such time period.

(d)	Mitigation of Losses. The Indemnified Party shall take all commercially reasonable steps to mitigate any Losses upon and after becoming aware of any event, fact or circumstance which could reasonably be expected to give rise to Losses. To the extent the Indemnified Party shall fail to take such steps, then the Indemnifying Party shall not be required to indemnify any Indemnified Party for the Losses that could have been avoided if the Indemnified Party had taken such steps to mitigate the Losses.

Section 11.8 Indemnification Adjustment to Purchase Price

To the fullest extent permitted under applicable Law, any amounts payable under this Article 11 shall constitute an adjustment in the Purchase Price.

ARTICLE 12

TERMINATION OF AGREEMENT

Section 12.1 Termination

At any time prior to the Closing, this Agreement may be terminated:

(i)	by the mutual written agreement of the Purchaser and the Company;

(ii)	by the Company, if the Company and the Sellers are not in material breach of this Agreement and the Purchaser shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 10.1 or Section 10.2, and (ii) remains uncured on the earlier of (x) the date which is thirty (30) days following the Purchaser’s receipt of written notice thereof from the Company and (y) the Outside Date;

(iii)	by the Purchaser, if the Purchaser is not in material breach of this Agreement and the Company or the Sellers shall have breached any of their representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 9.1 or Section 9.2, and (ii) remains uncured on the earlier of (x) the date which is thirty (30) following the Company’s receipt of written notice thereof from the Purchaser and (y) the Outside Date;

(iv)	by the Purchaser or the Company in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereunder or under the other Transaction Documents, and such Order or Law has become final and/or non-appealable; or

(v)	by the Purchaser or the Company if the Closing has not occurred before the close of business on July 17, 2014 (the “Outside Date”) unless, in the case of the Purchaser, any action of Purchaser or such Purchaser’s breach of this Agreement results in the failure of the Closing to occur by such date or, in the case of the Company, any action of the Company or the Sellers or the Company’s or the Sellers’ breach of this Agreement results in the failure to close by such date (including a failure by the Company or the Sellers to obtain the consents listed on Schedule 2.5(vii)).

Section 12.2 Notice of Termination

In the event of termination by any party pursuant to Section 12.1, written notice setting forth the reasons therefor shall be given by the terminating party to the other parties and termination of this Agreement shall be effective upon receipt of such notice.

Section 12.3 Effect of Termination

If this Agreement shall be validly terminated pursuant to this Article 12, this Agreement shall forthwith become null and void and all obligations of the parties hereunder shall terminate without liability of any party to the other (or any of their respective Representatives or Affiliates), other than Section 8.5 (Confidentiality), Section 12.3 (Effect of Termination) and Article 13 (Miscellaneous); provided, however, that notwithstanding anything to the contrary in this Article 12, upon termination of this Agreement, each party shall remain liable to the other for any willful breach of this Agreement existing at the time of such termination or any breach arising out of fraud, and each party may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are available at Law or in equity.

ARTICLE 13

MISCELLANEOUS

Section 13.1 Expenses

(a)	Except as otherwise provided in this Agreement (including Section 2.6(d), Section 8.3(a), Section 8.3(h) and Section 13.1(b)), whether or not the transactions contemplated hereunder or under the other Transaction Documents are consummated: (i) the Purchaser shall pay its own costs and expenses, including the fees and expenses of its accountants, advisors (including pursuant to Section 5.7) and legal counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby and (ii) each Seller shall pay its own costs and expenses, including the fees and expenses of its accountants, advisors (including pursuant to Section 4.3) and legal counsel incurred, in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; provided, that the Purchaser shall pay the Transaction Expenses on behalf of the Sellers out of the Estimated Purchase Price to be paid at Closing in accordance with Section 2.3.

(b)	The Purchaser shall be solely responsible for all filing and application fees that are payable in connection with any notices, filings and applications required by applicable Law to be made by the Purchaser, the Company or any of the Company’s Subsidiaries or the Sellers in connection with the consummation of the transactions contemplated herein or under the other Transaction Documents, including, to the extent applicable, in respect of any notice, filing or application required under the Competition Act, the HSR Act and any other applicable antitrust, competition, foreign investment or similar Laws.

Section 13.2 Notices

Any notice or other communication required or permitted to be given to any Person hereunder shall be in writing and shall be given to such Person at such Person’s address set forth below, or such other address as such party may hereafter specify by notice in writing to the other Person. Any such notice or other communication shall be addressed as aforesaid and given by: (i) certified mail (registered mail), return receipt requested, with first class postage prepaid, (ii) hand delivery, (iii) reputable overnight courier, or (iv) facsimile transmission or email. Any notice or other communication will be deemed to have been duly given: (A) on the fifth day after mailing, provided receipt of delivery is confirmed, if mailed by certified mail (registered mail), return receipt requested, with first class postage prepaid, (B) on the date of service if served personally, (C) on the Business Day after delivery to an overnight courier service, provided receipt of delivery has been confirmed, or (D) on the date of transmission if sent via facsimile transmission or email, provided confirmation of receipt is obtained promptly after completion of transmission or email.

If to the Company, to:

PFF Capital Group, Inc.

125 East Beaver Creek Road

Richmond Hill, ON L4B 4R3

Attention: Chief Executive Officer

Fax: (905) 707-7223

Email:ktracey@protenergyfoods.com

With a copy (which shall not constitute notice) to:

Goodmans LLP

Bay-Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention: Tim Heeney

Fax: (416) 979-1234

Email: theeney@goodmans.ca

If to the Purchaser, to:

TreeHouse Foods, Inc.

2021 Spring Road

Suite 600

Oak Brook, IL 60523

Attn: General Counsel

Fax: (708) 409-1062

Copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Attn: Bruce A. Toth and Matthew F. Bergmann

Fax: (312) 558-5700

Email: btoth@winston.com; mbergmann@winston.com

If to the Sellers, to the Sellers’ Agent:

Whitecastle Investments Limited

22 St. Clair Avenue East

Suite 1010

Toronto, ON M4T 2S3

Attention: David Strom

Fax: (416) 961-3232

Email: dstrom@whitecastle.ca

With a copy (which shall not constitute notice) to:

Goodmans LLP

Bay-Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention: Tim Heeney

Fax: (416) 979-1234

Email: theeney@goodmans.ca

Section 13.3 Amendments and Waivers

No amendment to this Agreement may be made unless agreed to by the parties in writing. The parties hereto may, by an instrument in writing signed on behalf of such party, waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.4 Disclosure Schedules and Exhibits

(a)	The Schedules shall be deemed to be attached hereto and made a part hereof. All references herein to this Agreement shall include the Schedules.

(b)	Nothing in the Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, covenants and agreements of the Sellers, the Company or the Purchaser, as the case may be, contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or agreements.

(c)	The disclosure of any item in any Schedule (or section thereof) shall be made with respect to the representation or warranty to which it expressly relates, except to the extent it is reasonably apparent on the face of such Schedules that such disclosure is applicable to other representations or warranties.

(d)	No reference to or disclosure of any item or other matter in any Schedule (or any section thereof) shall be construed as an admission or indication that such item is required to be referred to or disclosed in any Schedule (or any section thereof). Inclusion of any item in a Schedule (or any section thereof) does not constitute a determination by the representing party that such item is material and shall not be deemed to establish a standard of materiality. No disclosure in a Schedule (or any section thereof) relating to any possible breach or violation of any Contract, Law or any potential adverse contingency shall be construed as an admission or indication that any such breach or violation exists or has actually occurred or that such adverse contingency will actually occur.

Section 13.5 Disclaimer of Other Representations; Projections

The Purchaser acknowledges and agrees that, except for the representations and warranties made by the Company or the Sellers expressly set forth in Article 3, Article 4 and the Transaction Documents, respectively, none of the Sellers, the Company or any of their respective Affiliates or Representatives has made, and shall not be construed as having made, to the Purchaser or any of its Affiliates or Representatives, any representation or warranty of any kind, express or implied, written or oral, at law or in equity, in respect of the Sellers, the Company or any of the Company’s Subsidiaries, the Purchased Stock or any of the assets, properties, liabilities, business, operations or affairs of the Sellers, the Company or any of the Company’s Subsidiaries, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Company and the Company’s Subsidiaries by the Purchaser after the Closing, or (iii) the probable success or profitability of the Company and the Company’s Subsidiaries after the Closing. Without limiting the generality of the foregoing, the Purchaser agrees that (A) neither the Sellers, the Company or any of their respective Affiliates or Representatives makes or has made any representation or warranty to the Purchaser or any of its Affiliates or Representatives with respect to, and (B) other than the indemnification obligations set forth in Article 11, none of the Sellers, the Company or any of their respective Affiliates or Representatives shall have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to Purchaser or its Affiliates or Representatives of, or the Purchaser’s use of:

(a)	any projections, financial models, estimates, forecasts or budgets relating to the Business otherwise heretofore or hereafter delivered to, presented to (including, for greater certainty, in any management presentation) or made available to the Purchaser or its Representatives or Affiliates; and

(b)	(any other information, statement or documents heretofore or hereafter delivered to, presented to (including, for greater certainty, in any management presentation) or made available to the Purchaser or its Representatives or Affiliates, whether orally or in writing (including in the “data room”, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or otherwise), with respect to the Sellers, the Company or any of the Company’s Subsidiaries, the Purchased Stock or any of the assets, properties, liabilities, business, operations or affairs of the Sellers, the Company or any of the Company’s Subsidiaries, except to the extent and as expressly covered by a representation and warranty contained in Article 3 or Article 4.

Section 13.6 Enforcement of Agreement

The parties agree that irreparable damage to the Sellers for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement (including the failure by any party to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement and the other Transaction Documents) was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the Sellers shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which the Sellers are entitled at Law or in equity, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby waived.

Section 13.7 Severability

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

Section 13.8 Entire Understanding

This Agreement, including the Schedules and Exhibits hereto, and the other Transaction Documents sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with its terms.

Section 13.9 Binding Effect; No Third Party Beneficiaries

Except for the provisions of Article 11 relating to the Seller Indemnified Parties and Purchaser Indemnified Parties, Section 7.3 relating to the Directors and Officers and Section 8.3(l) relating to a tax election to be filed after Closing, this Agreement shall be binding upon and shall inure to the exclusive benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing herein, express or implied, is intended to, nor shall it, confer in any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The parties agree that, for the purpose of giving enforceable rights under this Agreement: (i) to the Seller Indemnified Parties who are not party to this Agreement, the Sellers’ Agent is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them, (ii) to the Purchaser Indemnified Parties who are not party to this Agreement, the Purchaser is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them, (iii) the Directors and Officers who are not party to this Agreement, the Sellers’ Agent is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them, and (iv) the Non-Seller Option Holders who are not party to this Agreement, the Sellers’ Agent is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them.

Section 13.10 Governing Law

This Agreement is and shall be deemed to be a contract entered into and made pursuant to the laws of the Province of Ontario and the laws of Canada applicable therein and shall in all respects be governed, construed, applied and enforced in accordance with said laws, without reference to applicable conflict of laws rules or principles.

Section 13.11 Choice of Forum and Consent to Jurisdiction

Any action arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement, the other Transaction Documents or any of such other documents, instruments or agreements shall be brought only in a federal or provincial court having jurisdiction and venue in the Province of Ontario, Canada and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts and agrees that venue in the Province of Ontario is proper. To the extent permitted by applicable Law, final judgment against such party (a certified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of such party hereunder) in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on an unsatisfied judgment or similar proceeding. Each of the parties hereby irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise, in any legal action or proceeding, any defense or any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, including claims that such party may be immune from the above-described legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise), or that such proceeding is brought in an inconvenient or otherwise improper forum or that this Agreement or any of the other aforementioned documents, instruments or agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts, or that the same are governed by the laws of a jurisdiction other than the Province of Ontario. Each of the parties hereby specifically agrees that it shall not bring any actions, suits or proceedings arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement, the other Transaction Documents or any of such other documents, instruments or agreements, in the courts of any jurisdiction other than the above-named courts of the Province of Ontario, that any such action brought by any party shall be dismissed upon the basis of the agreements, terms and provisions set forth in this Section 13.11, and that any order or judgment obtained in any such action from a court other than the courts of the Province of Ontario, Canada, shall be void ab initio; provided, that, for greater certainty, the foregoing shall not prevent any party from bringing an action in any court of competent jurisdiction to enforce a judgment rendered in any federal or provincial court having jurisdiction and venue in the Province of Ontario, Canada.

Section 13.12 Waiver of Trial by Jury

EACH PARTY HERETO HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, SUIT, LITIGATION, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PROVISION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY, AND THAT SUCH PROCEEDING WHATSOEVER BETWEEN THEM SHALL INSTEAD BE TRIED BY A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 13.13 Assignability

(a)	Except as set forth below, no party hereto shall sell, pledge, assign or otherwise transfer its rights under this Agreement without the prior written consent of the other parties and any attempt to do so shall be void.

(b)	The Purchaser may, without the consent of the other parties hereto (i) assign its rights, interests and obligations under this Agreement to any of its wholly-owned subsidiaries, if such subsidiary delivers to the Sellers an instrument in writing that it is bound by and shall perform the obligations of the Purchaser under this Agreement as if it were an original signatory hereto or (ii) assign its rights or interests under this Agreement as collateral to any financial or lending institution providing financing to the Purchaser in connection with the transactions contemplated hereunder; provided, that, in each case, no such assignment shall release the Purchaser from any of its obligations hereunder. In the event of an assignment contemplated by this Section 13.13(b), any reference in this Agreement to the “Purchaser” shall be deemed to include its subsidiary transferee.

Section 13.14 Counterparts; Delivery by Electronic Transmission

This Agreement may be executed in counterparts (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form), all of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 13.15 Public Announcements

No public announcements or other publicity (including any communication to employees, customers or suppliers of the Company or any of the Company’s Subsidiaries) regarding the transactions referred to herein shall be made by the Purchaser, the Sellers, the Company or any of the Company’s Subsidiaries at any time prior to the Closing without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed) as to form, content, timing and manner of distribution or publication, except (i) that any party may make any public disclosure to the extent it believes in good faith that it is required by applicable Law or any listing or trading agreement or the rules and regulations of any securities exchange or automated securities quotation system concerning its publicly-traded securities (in which case the disclosing Party will, to the extent permitted by applicable Law, any such listing or trading agreement, rules or regulations, use its commercially reasonable efforts to advise the other Party prior to making the disclosure, deliver a copy of such proposed disclosure to the other party (and accept any reasonable comments provided by such other party) and use commercially reasonable efforts to seek confidential treatment of such disclosure), and (ii) each party may disclose to its current and prospective banks, shareholders, partners, investors and advisors the name of the other party, the date of the transaction, the price and the key terms under this Agreement. If the Purchaser is required by applicable Law or any listing or trading agreement or the rules and regulations of any securities exchange to file a copy of the Disclosure Schedules or other schedules on EDGAR or in any other manner in which it could be access by the public, the Purchaser shall redact all personal information and commercially sensitive information of the Company and the Company’s Subsidiaries after consulting in good faith with the Sellers. The parties shall also obtain the other parties’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of any press release to be issued immediately following (i) the execution of this Agreement and (ii) the Closing announcing the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 13.16 Appointment of Sellers’ Agent

(a)	By execution of this Agreement, each Seller has appointed the Sellers’ Agent as its true and lawful agent and attorney-in-fact such that Sellers’ Agent has the authority, for and on behalf of such Seller, to take such actions and exercise such discretion as are required of such Seller pursuant to the terms of this Agreement, the other Transaction Documents and any related document or instrument, and any such actions shall be binding on such Seller, including, without limitation, the following:

(i)	to receive, hold, execute and deliver to the Purchaser, on behalf of such Seller, securities powers, assignment agreements and the certificates representing the Purchased Stock held by such Seller, and any other documents relating thereto;

(ii)	to give and receive communications and notices on behalf of such Seller;

(iii)	to negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to claims against such Seller;

(iv)	to negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to any claims of disputes related to this Agreement, including claims against the Purchaser by such Seller;

(v)	to receive payments on behalf of such Seller due and owing pursuant to this Agreement and acknowledge receipt thereof;

(vi)	to amend, supplement or change this Agreement or the other Transaction Documents, or waive any provision hereof or thereof, provided that such amendment, supplement, change or waiver applies to all Sellers;

(vii)	to receive service of process on behalf of such Seller in connection with any claims under this Agreement, the other Transaction Documents or any related document or instrument;

(viii)	to execute any Transaction Documents; and

(ix)	to take all actions necessary or appropriate in the judgment of Sellers’ Agent to accomplish any of the foregoing.

(b)	Each Seller agrees that upon payment of the Purchase Price being made to the Sellers’ Agent for such Seller’s Purchased Stock in accordance with the terms and conditions of this Agreement, all right, title, benefit and interest of such Seller in such Purchased Stock shall be deemed to have been transferred to the Purchaser and the Purchaser shall be entitled to have such shares registered in its name in the registry of the Company even where such Seller fails to deliver at closing the certificates, if applicable, representing such Seller’s Purchased Stock, or other document otherwise contemplated herein to be delivered at Closing by such Seller.

(c)

The Sellers’ Agent shall not be liable for any act done or omitted to be taken as Sellers’ Agent except expressly as set forth herein. By execution of this Agreement, each Seller shall have and shall be deemed to have agreed that the Sellers shall severally and not jointly and severally indemnify and hold harmless the Sellers’ Agent and its partners, shareholders, Affiliates, directors, officers, fiduciaries, employees and agents and each of the partners, shareholders, Affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (each a “Agent Indemnified Party”) from and against all losses, liabilities, claims or expenses incurred or suffered by the Agent Indemnified Parties as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by the Sellers’ Agent under this Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of the Sellers, except for any such losses, liabilities, claims or expenses that arise on account of the Sellers’ Agent’s fraud, gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final adjudication. None of the Agent Indemnified Parties shall be liable to any Seller in respect of such arrangements or actions or omissions in connection therewith, except to the extent that such acts or omissions constitute fraud, gross negligence or willful misconduct. A decision, act, consent or instruction of the Sellers’ Agent shall constitute a decision for all Sellers hereunder, and shall be final, binding and conclusive upon each Seller and the Purchaser and the Company may rely upon any such decision, act, consent or instruction of Sellers’ Agent as being the decision, act, consent or instruction of such Seller and treat such Sellers’ Agent as the duly appointed attorney-in-fact of each Seller and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. The Purchaser and the Company are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers’ Agent.

(d)	The Sellers’ Agent shall be entitled (x) at any time and from time to time to reimbursement from the Sellers for any Sellers’ Agent Expenses and (y) to withhold any amounts from the proceeds delivered to it under Section 2.3(iv) as it deems reasonably necessary to satisfy any adjustments contemplated by Section 2.7 and to establish a reasonable reserve for potential Sellers’ Agent Expenses; it being understood that following the determination of such adjustment, the Sellers’ Agent shall pay to the Sellers their Pro Rata Share of any amounts not paid to the Purchaser pursuant thereto.

(e)	The Sellers’ Agent will at all times be entitled to rely on any directions received from the Sellers (acting by an affirmative vote of the Sellers whose aggregate Pro Rata Share immediately prior to the date hereof was greater than 50%); provided, however, that the Sellers’ Agent shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Sellers’ Agent, unless the Sellers’ Agent has been provided with the funds, security or indemnities which, in the sole determination of the Sellers’ Agent, are sufficient to protect the Sellers’ Agent against the costs, expenses and liabilities which may be incurred by the Sellers’ Agent in responding to such direction or taking such action.

(f)	If the Sellers’ Agent becomes unable to serve as Sellers’ Agent, such other Person or Persons may be designated by the Sellers (acting by an affirmative vote of the Sellers whose aggregate Pro Rata Share immediately prior to the date hereof was greater than 50%), and such Person or Persons shall succeed as Sellers’ Agent.

(g)

Any notice given to the Sellers’ Agent hereunder in accordance with Section 13.2 or under the Escrow Agreement will constitute notice to each and all of the Sellers at the time notice is given to the Sellers’ Agent (other than notice to a Seller for service of process relating to a Legal Proceeding before a court or other tribunal of competent jurisdiction, which notice must be given to such Seller individual, as applicable). Any action taken by, or notice or instruction received from, the Sellers’ Agent hereunder in accordance with Section 13.2 or under the Escrow Agreement will be deemed to be action by, or notice or instruction from, each and all of the Sellers. The Purchaser and the Company may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Sellers, other than the Sellers’ Agent.

(h)	The Sellers’ Agent shall have the discretion to take such action as the Sellers’ Agent shall determine to be in the best interests of all of the Sellers; provided, however, that in any event, all Sellers are treated in a substantially proportionate manner.

(i)	All of the indemnities, immunities and powers granted to the Sellers’ Agent under this Agreement shall survive the termination of this Agreement.

Section 13.17 Mutual Drafting

The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

Section 13.18 Legal Representation

The Purchaser, the Sellers and the Company hereby agree, on their own behalf and on behalf of their directors, shareholders, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Goodmans LLP may represent any of the Sellers and each of their Affiliates, other than the Company and Company’s Subsidiaries (individually and collectively, the “Seller Group”), on the one hand, and the Company and Company’s Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents (such representation, the “Current Representation”), and (ii) Goodmans LLP (or any successor) may represent the Seller Group or any member of the Seller Group or any director, shareholder, partner, officer, employee or Affiliate of the Seller Group or any member of the Seller Group, other than the Company and Company’s Subsidiaries, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the other Transaction Documents and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents (any such representation, the “Post-Closing Representation”) notwithstanding such representation (or any continued representation) of the Company or Company’s Subsidiaries, and each of the Purchaser and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of the Purchaser and the Company acknowledge that the foregoing provision applies whether or not Goodmans LLP provides legal services to either of the Company or any of Company’s Subsidiaries after the Closing Date. Each of the Purchaser and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Seller Group and their counsel, including Goodmans LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, the other Transaction Documents and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel and none of the Purchaser, the Company, or any Person purporting to act on behalf of or through the Purchaser or the Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of the Purchaser and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Goodmans LLP and the Company or any Person in the Seller Group occurring during the Current Representation in connection with any Post-Closing Representation. Notwithstanding anything to the contrary in this Section 13.18, neither the Sellers’ Agent nor any Seller may assert (or cause to be asserted on their behalf) the attorney-client privilege with respect to any communication that reflects any fraud with respect to the transactions contemplated hereunder or under the other Transaction Documents. Further, in the event that a dispute arises between the Purchaser, the Company or any of Company’s Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company and Company’s Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Goodmans LLP (or any successors), the Sellers’ Agent or any of Sellers to such third party; provided, however, that the Company and Company’s Subsidiaries may not waive such privilege without the prior written consent of the Sellers’ Agent (which consent shall not be unreasonably withheld, conditioned or delayed).

[signature page follows]

IN WITNESS WHEREOF, each of the parties has executed or caused this Agreement to be executed by its duly authorized officer as of the date first written above.

PURCHASER

TREEHOUSE FOODS, INC.

By:	/s/ Dennis F. Riordan
Name: Dennis F. Riordan
Title: Executive Vice President and Chief Financial Officer

COMPANY

PFF CAPITAL GROUP INC.

By:	/s/ [signature illegible]
Name:
Title:

SELLERS

WHITECASTLE INVESTMENTS LIMITED

By:	/s/ Casey Diamond
Name: Casey Diamond
Title:

BANK OF MONTREAL, d.b.a. BMO CAPITAL PARTNERS

By:	/s/ Aaron Toporowski
Name: Aaron Toporowski
Title: Director

WHITECASTLE PRIVATE EQUITY PARTNERS FUND LP

By:	/s/ Casey Diamond
Name: Casey Diamond
Title:

THE CHRISTINE BARBETTA SPOUSAL TRUST

By:	/s/ Christine Barbetta
Name: Christine Barbetta
Title:

HOBSON EQUITIES INC.

By:	/s/ [signature illegible]
Name:
Title:

KENSINGTON – PFF CAPITAL L.P.

By:	/s/ Tom Kennedy
Name: Tom Kennedy
Title: Managing Director

/s/ Josef Bornbaum
JOSEF BORNBAUM

/s/ Deborah Harding
DEBORAH HARDING

/s/ Blaine Hobson
BLAINE HOBSON

/s/ Peter Timmins
PETER TIMMINS

/s/ Kevin Tracey
KEVIN TRACEY

/s/ William Gamble
WILLIAM GAMBLE

/s/ Mary Yorke
MARY YORKE

/s/ Brent Lunn
BRENT LUNN

/s/ Michael Debonis
MICHAEL DEBONIS

/s/ Ian Fraser
IAN FRASER

/s/ Martin Kent
MARTIN KENT

/s/ John Black
JOHN BLACK